UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
FOR THE MONTH OF JANUARY 2019

METHANEX CORPORATION
(Registrant’s name)

SUITE 1800, 200 BURRARD STREET, VANCOUVER, BC V6C 3M1 CANADA
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☐             Form 40-F  ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82

NEWS RELEASE	Methanex Corporation 1800 - 200 Burrard St. Vancouver, BC Canada V6C 3M1 Investor Relations: (604) 661-2600 www.methanex.com

For immediate release

January 30, 2019

METHANEX REPORTS FOURTH QUARTER 2018 RESULTS

VANCOUVER, BRITISH COLUMBIA - For the fourth quarter of 2018, Methanex (TSX:MX) (NASDAQ:MEOH) reported net income attributable to Methanex shareholders of $161 million ($1.68 per common share on a diluted basis) compared to net income of $128 million ($1.61 per common share on a diluted basis) in the third quarter of 2018. Adjusted EBITDA for the fourth quarter of 2018 was $197 million and Adjusted net income was $90 million ($1.15 per common share). This compares with Adjusted EBITDA of $293 million and Adjusted net income of $152 million ($1.92 per common share) for the third quarter of 2018.

For the year ended December 31, 2018, Methanex reported net income attributable to Methanex shareholders of $569 million ($6.92 net income per common shares on a diluted basis), Adjusted EBITDA of $1,071 million and Adjusted net income of $556 million ($6.86 net income per common share). This compares with net income attributable to Methanex shareholders of $316 million ($3.64 net income per common share on a diluted basis), Adjusted EBITDA of $838 million and Adjusted net income of $409 million ($4.71 Adjusted net income per common share) for the year ended December 31, 2017.

John Floren, President and CEO of Methanex, commented, "2018 was an excellent year and we are pleased to have achieved record production and sales volume and the highest Adjusted EBITDA in the Company's history, surpassing the records we set in 2017. These results reflect the investments we have made over the past few years to increase our production capability and significantly improve our earnings profile and cash generation capability. In 2018, we also returned $550 million to shareholders through our regular dividend and share repurchases of 6.6 million common shares to complete the normal course issuer bid that started on March 13, 2018."

"The volatility that we experienced in the fourth quarter resulted in downward pressure on our earnings on a quarter-over-quarter basis that is less impactful over the longer-term. Our fourth quarter Adjusted EBITDA was impacted by lower average realized methanol prices, lower sales of Methanex- produced methanol and higher costs compared to the third quarter of 2018. Our average realized price decreased to $401 per tonne in the fourth quarter compared to $413 per tonne in the third quarter. Methanol pricing declined in the fourth quarter due to concerns around global economic growth, unresolved trade tensions and a steep decline in oil prices which reduced affordability for methanol in energy-related applications. Sales of Methanex-produced methanol were lower compared to the third quarter of 2018 due to the timing of inventory flows and because we increased our inventory levels in line with business growth. Our costs were higher in the fourth quarter compared to the third quarter as a result of higher unabsorbed costs at our manufacturing sites, higher logistics costs and higher selling and administrative expenses. As well, in a declining methanol price environment, our margins tend to be lower than in a stable price environment due to inventory timing differences."

"The improvements we have made in our business enable us to generate strong earnings and cash flow at a wide range of methanol prices. We have $256 million of cash on hand at the end of the fourth quarter, a committed revolving credit facility and a robust balance sheet. Our balanced approach to capital allocation remains unchanged. We believe we are well positioned to meet our financial commitments, pursue our growth opportunities and deliver on our commitment to return excess cash to shareholders through dividends and share repurchases," Floren said.

METHANEX CORPORATION 2018 FOURTH QUARTER NEWS RELEASE    PAGE 1

FURTHER INFORMATION
The information set forth in this news release summarizes Methanex's key financial and operational data for the fourth quarter of 2018. It is not a complete source of information for readers and is not in any way a substitute for reading the fourth quarter 2018 Management’s Discussion and Analysis ("MD&A") dated January 30, 2019 and the unaudited condensed consolidated interim financial statements for the three and twelve month periods ended December 31, 2018, both of which are available from the Investor Relations section of our website at www.methanex.com. The MD&A and the unaudited condensed consolidated interim financial statements for the three and twelve month periods ended December 31, 2018 are also available on the Canadian Securities Administrators' SEDAR website at www.sedar.com and on the United States Securities and Exchange Commission's EDGAR website at www.sec.gov.

FINANCIAL AND OPERATIONAL DATA

	Three Months Ended			Years Ended
($ millions except per share amounts and where noted)	Dec 31 2018	Sep 30 2018	Dec 31 2017	Dec 31 2018	Dec 31 2017
Production (thousands of tonnes) (attributable to Methanex shareholders)	1,885	1,735	1,942	7,211	7,187
Sales volume (thousands of tonnes)
Methanex-produced methanol	1,599	1,790	1,930	7,002	7,229
Purchased methanol	908	802	633	3,032	2,289
Commission sales	245	279	289	1,174	1,151
Total sales volume [1]	2,752	2,871	2,852	11,208	10,669

Methanex average non-discounted posted price ($ per tonne) [2]	487	486	403	481	396
Average realized price ($ per tonne) [3]	401	413	350	405	337

Revenue	977	1,044	861	3,932	3,061
Adjusted revenue	1,008	1,067	904	4,033	3,227
Adjusted EBITDA	197	293	254	1,071	838
Cash flows from operating activities	218	228	206	980	780
Adjusted net income	90	152	143	556	409
Net income (attributable to Methanex shareholders)	161	128	68	569	316

Adjusted net income per common share	1.15	1.92	1.70	6.86	4.71
Basic net income per common share	2.07	1.62	0.81	7.07	3.64
Diluted net income per common share	1.68	1.61	0.81	6.92	3.64

Common share information (millions of shares)
Weighted average number of common shares	78	79	84	80	87
Diluted weighted average number of common shares	78	79	84	81	87
Number of common shares outstanding, end of period	77	78	84	77	84

[1]
Methanex-produced methanol represents our equity share of volume produced at our facilities and excludes volume marketed on a commission basis related to the 36.9% of the Atlas facility and 50% of the Egypt facility that we do not own. Methanex-produced methanol includes any volume produced by Chile using natural gas supplied from Argentina under a tolling arrangement ("Tolling Volume"). There was no Tolling Volume produced in the fourth quarter of 2018 and 20,000 MT in the third quarter of 2018. There was no Tolling Volume in the fourth quarter of 2017. A total of 108,000 MT Tolling Volume was produced in 2018, and none in 2017.

[2]
Methanex average non-discounted posted price represents the average of our non-discounted posted prices in North America, Europe and Asia Pacific weighted by sales volume. Current and historical pricing information is available at www.methanex.com.

[3]
Average realized price is calculated as revenue, excluding commissions earned and the Egypt non-controlling interest share of revenue, but including an amount representing our share of Atlas revenue, divided by the total sales volume of Methanex-produced and purchased methanol, but excluding Tolling Volume.

METHANEX CORPORATION 2018 FOURTH QUARTER NEWS RELEASE    PAGE 2

A reconciliation from net income attributable to Methanex shareholders to Adjusted net income and the calculation of Adjusted net income per common share is as follows:

	Three Months Ended			Years Ended
($ millions except number of shares and per share amounts)	Dec 31 2018	Sep 30 2018	Dec 31 2017	Dec 31 2018	Dec 31 2017
Net income (attributable to Methanex shareholders)	$161	$128	$68	$569	$316
U.S. tax reform charge	—	—	37	—	37
Mark-to-market impact of share-based compensation, net of tax	(71)	24	38	(13)	56
Adjusted net income	$90	$152	$143	$556	$409
Diluted weighted average shares outstanding (millions)	78	79	84	81	87
Adjusted net income per common share	$1.15	$1.92	$1.70	$6.86	$4.71

▪
We recorded net income attributable to Methanex shareholders of $161 million during the fourth quarter of 2018 compared to net income of $128 million in the third quarter of 2018. The increase in earnings is primarily due to the change in the mark-to-market impact of share-based compensation, offset by a decrease in sales of Methanex-produced methanol and a decrease in our average realized methanol price during the fourth quarter.

▪
We recorded Adjusted EBITDA of $197 million for the fourth quarter of 2018 compared with $293 million for the third quarter of 2018. Adjusted net income was $90 million for the fourth quarter of 2018 compared to Adjusted net income of $152 million for the third quarter of 2018. The decrease in Adjusted EBITDA and Adjusted net income is primarily due to a decrease in sales of Methanex-produced methanol, an increase in costs and a decrease in average realized price to $401 per tonne for the fourth quarter of 2018 from $413 per tonne for the third quarter of 2018.

▪	Production for the fourth quarter of 2018 was 1,885,000 tonnes compared with 1,735,000 tonnes for the third quarter of 2018.

▪
Total sales volume for the fourth quarter of 2018 was 2,752,000 tonnes compared with 2,871,000 tonnes for the third quarter of 2018. Sales of Methanex-produced methanol were 1,599,000 tonnes in the fourth quarter of 2018 compared with 1,790,000 tonnes in the third quarter of 2018. In the fourth quarter of 2018, production exceeded sales of Methanex-produced methanol, resulting in a 286,000 tonne build of produced methanol inventory. This inventory build primarily resulted due to timing with significantly higher production levels in the last-half of the fourth quarter compared to the last-half of the third quarter 2018. This timing of production within the quarter has an impact on the sales of produced methanol for the quarter as it generally takes between 30 and 60 days to sell the methanol we produce.

▪
Total cash costs per tonne in the fourth quarter were higher than in the third quarter. In the fourth quarter, we incurred higher unabsorbed costs at our manufacturing sites, higher logistics costs primarily due to increased bunker fuel prices and higher selling, general and administrative expenses that included cloud-based computing system implementation costs that are required to be expensed. As well, in a declining price environment, our margins tend to be lower than in a stable price environment due to inventory timing differences.

▪	During the fourth quarter of 2018 we completed the 10% normal course issuer bid initiated in March 2018 repurchasing the maximum 6,590,095 common shares in 2018 for approximately $444 million.

▪	During the fourth quarter of 2018 we paid a $0.33 per common share quarterly dividend to shareholders for a total of $25 million.

▪	Total distributions to shareholders in 2018 were $550 million including quarterly dividends and share repurchases.

▪
In the fourth quarter of 2018 we restarted our 0.8 million tonne Chile IV plant that had been idle since 2007. During the quarter, Chile I and IV have been operating on a combination of Chile and Argentina sourced natural gas with Chile IV production ramping up over the quarter.

▪
We continue to make good progress on a potential Geismar 3 production facility. We continue to expect to spend approximately $50 to $60 million on this project prior to reaching a final investment decision with approximately $45 million remaining to be spent in the first half of 2019. We believe that the potential Geismar 3 project would be advantaged relative to other projects being contemplated or under construction in the US Gulf.

METHANEX CORPORATION 2018 FOURTH QUARTER NEWS RELEASE    PAGE 3

PRODUCTION HIGHLIGHTS

(thousands of tonnes)	Annual Operating Capacity[1]	2018 Production	2017 Production	Q4 2018 Production	Q3 2018 Production	Q4 2017 Production
New Zealand [2]	2,430	1,606	1,943	389	478	558
Geismar (USA)	2,000	2,078	1,935	527	520	506
Trinidad (Methanex interest) [3]	2,000	1,702	1,768	448	353	466
Egypt (50% interest)	630	613	534	155	128	145
Medicine Hat (Canada)	600	600	593	160	144	158
Chile [4]	880	612	414	206	112	109
	8,540	7,211	7,187	1,885	1,735	1,942

[1]
Operating capacity includes only those facilities which are currently capable of operating, but excludes any portion of an asset that is underutilized due to a lack of natural gas feedstock over a prolonged period of time. The operating capacity of our production facilities may be higher than original nameplate capacity as, over time, these figures have been adjusted to reflect ongoing operating efficiencies at these facilities. Actual production for a facility in any given year may be higher or lower than operating capacity due to a number of factors, including natural gas composition or the age of the facility's catalyst.

[2]	The operating capacity of New Zealand is made up of the two Motunui facilities and the Waitara Valley facility.

[3]	The operating capacity of Trinidad is made up of the Titan (100% interest) and Atlas (63.1% interest) facilities.

[4]
The production capacity of our Chile I and IV facilities is 1.7 million tonnes annually assuming access to natural gas feedstock. For 2018, our operating capacity in Chile is 0.9 million tonnes. In the fourth quarter of 2018 we restarted our 0.8 million tonne Chile IV plant that had been idle since 2007. Chile operating capacity will be updated in 2019 to reflect the two plant operations.

Key production and operational highlights during the fourth quarter include:

▪
New Zealand produced 389,000 tonnes compared with 478,000 tonnes in the third quarter of 2018. Production in the fourth quarter of 2018 is lower than the third quarter of 2018 by 89,000 tonnes primarily as a result of a scheduled turnaround at our Waitara Valley site and continued gas constraints as a result of natural gas suppliers completing planned and unplanned maintenance activities.

▪	Geismar production rates continue to be strong, with production of 527,000 tonnes.

▪
Trinidad produced 448,000 tonnes (Methanex interest) compared with 353,000 tonnes in the third quarter of 2018. Production in Trinidad was higher in the fourth quarter of 2018 compared to the third quarter of 2018 primarily as a result of production outages during the previous quarter. Additionally, we continue to experience gas curtailments in Trinidad.

▪
The Egypt facility produced 310,000 tonnes (Methanex interest - 155,000 tonnes) in the fourth quarter of 2018 compared with 256,000 tonnes (Methanex interest - 128,000 tonnes) in the third quarter of 2018. Mechanical issues primarily related to the supply of off spec natural gas at the Egypt facility resulted in lower production during the previous quarter.

▪	Medicine Hat produced 160,000 tonnes during the fourth quarter of 2018 compared to 144,000 tonnes in the third quarter of 2018. We experienced CO2 supply constraints during the third quarter of 2018.

▪
The Chile facilities, Chile I and IV, produced 206,000 tonnes during the fourth quarter of 2018 from a combination of Chile and Argentina sourced natural gas with Chile IV production ramping up over the quarter. This compares to 112,000 tonnes during the third quarter of 2018, including 20,000 tonnes through the tolling arrangement.

METHANEX CORPORATION 2018 FOURTH QUARTER NEWS RELEASE    PAGE 4

CONFERENCE CALL
A conference call is scheduled for January 31, 2019 at 12:00 noon ET (9:00 am PT) to review these fourth quarter results. To access the call, dial the conferencing operator ten minutes prior to the start of the call at (416) 340-2216, or toll free at (800) 273-9672. A simultaneous audio-only webcast of the conference call can be accessed from our website at www.methanex.com and will also be available following the call. A playback version of the conference call will be available until February 14, 2019 at (905) 694-9451, or toll free at (800) 408-3053. The passcode for the playback version is 4200911#.
ABOUT METHANEX
Methanex is a Vancouver-based, publicly traded company and is the world’s largest producer and supplier of methanol to major international markets. Methanex shares are listed for trading on the Toronto Stock Exchange in Canada under the trading symbol "MX" and on the NASDAQ Global Market in the United States under the trading symbol "MEOH".
FORWARD-LOOKING INFORMATION WARNING
This fourth quarter 2018 press release contains forward-looking statements with respect to us and the chemical industry. By its nature, forward-looking information is subject to numerous risks and uncertainties, some of which are beyond the Company's control. Readers are cautioned that undue reliance should not be placed on forward-looking information as actual results may vary materially from the forward-looking information. Methanex does not undertake to update, correct or revise any forward-looking information as a result of any new information, future events or otherwise, except as may be required by applicable law. Refer to Forward-Looking Information Warning in the fourth quarter 2018 Management's Discussion and Analysis for more information which is available from the Investor Relations section of our website at www.methanex.com, the Canadian Securities Administrators' SEDAR website at www.sedar.com and on the United States Securities and Exchange Commission's EDGAR website at www.sec.gov.
NON-GAAP MEASURES
The Company has used the terms Adjusted EBITDA, Adjusted net income, Adjusted net income per common share, Adjusted revenue and operating income throughout this document. These items are non-GAAP measures that do not have any standardized meaning prescribed by GAAP. These measures represent the amounts that are attributable to Methanex Corporation shareholders and are calculated by excluding the mark-to-market impact of share-based compensation as a result of changes in our share price and the impact of certain items associated with specific identified events. Refer to Additional Information - Supplemental Non-GAAP measures on page 13 of the Company's MD&A for the period ended December 31, 2018 for reconciliations to the most comparable GAAP measures. Unless otherwise indicated, the financial information presented in this release is prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB").

-end-

For further information, contact:

Kim Campbell
Manager, Investor Relations
Methanex Corporation
604-661-2600

METHANEX CORPORATION 2018 FOURTH QUARTER NEWS RELEASE    PAGE 5

4
Share Information
Methanex Corporation’s common shares are listed for trading on the Toronto Stock Exchange under the symbol MX and on the Nasdaq Global Market under the symbol MEOH.

Transfer Agents & Registrars
AST Trust Company (Canada)
320 Bay Street
Toronto, Ontario Canada M5H 4A6
Toll free in North America: 1-800-387-0825

Investor Information
All financial reports, news releases and corporate information can be accessed on our website at www.methanex.com.

Contact Information
Methanex Investor Relations
1800 - 200 Burrard Street
Vancouver, BC Canada V6C 3M1
E-mail: invest@methanex.com
Methanex Toll-Free: 1-800-661-8851

Management's Discussion and Analysis for the Three Months and Year Ended December 31, 2018
At January 29, 2019 the Company had 77,263,273 common shares issued and outstanding and stock options exercisable for 846,554 additional common shares.
FOURTH QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS ("MD&A")
Except where otherwise noted, all currency amounts are stated in United States dollars.
FINANCIAL AND OPERATIONAL HIGHLIGHTS

▪	A reconciliation from net income attributable to Methanex shareholders to Adjusted net income and the calculation of Adjusted net income per common share is as follows:

	Three Months Ended			Years Ended
($ millions except number of shares and per share amounts)	Dec 31 2018	Sep 30 2018	Dec 31 2017	Dec 31 2018	Dec 31 2017
Net income (attributable to Methanex shareholders)	$161	$128	$68	$569	$316
U.S. tax reform charge	—	—	37	—	37
Mark-to-market impact of share-based compensation, net of tax	(71)	24	38	(13)	56
Adjusted net income	$90	$152	$143	$556	$409
Diluted weighted average shares outstanding (millions)	78	79	84	81	87
Adjusted net income per common share	$1.15	$1.92	$1.70	$6.86	$4.71

[1]
The Company has used the terms Adjusted EBITDA, Adjusted net income, Adjusted net income per common share, Adjusted revenue and operating income throughout this document. These items are non-GAAP measures that do not have any standardized meaning prescribed by GAAP and therefore are unlikely to be comparable to similar measures presented by other companies. Refer to Additional Information - Supplemental Non-GAAP Measures on page 13 of the MD&A for reconciliations to the most comparable GAAP measures.

▪
We recorded net income attributable to Methanex shareholders of $161 million during the fourth quarter of 2018 compared to net income of $128 million in the third quarter of 2018. The increase in earnings is primarily due to the change in the mark-to-market impact of share-based compensation, offset by a decrease in sales of Methanex-produced methanol and a decrease in our average realized methanol price during the fourth quarter.

▪
We recorded Adjusted EBITDA of $197 million for the fourth quarter of 2018 compared with $293 million for the third quarter of 2018. Adjusted net income was $90 million for the fourth quarter of 2018 compared to Adjusted net income of $152 million for the third quarter of 2018. The decrease in Adjusted EBITDA and Adjusted net income is primarily due to a decrease in sales of Methanex-produced methanol, an increase in costs and a decrease in average realized price to $401 per tonne for the fourth quarter of 2018 from $413 per tonne for the third quarter of 2018.

▪	Production for the fourth quarter of 2018 was 1,885,000 tonnes compared with 1,735,000 tonnes for the third quarter of 2018. Refer to the Production Summary section on page 4 of the MD&A.

▪
Total sales volume for the fourth quarter of 2018 was 2,752,000 tonnes compared with 2,871,000 tonnes for the third quarter of 2018. Sales of Methanex-produced methanol were 1,599,000 tonnes in the fourth quarter of 2018 compared with 1,790,000 tonnes in the third quarter of 2018. In the fourth quarter of 2018, production exceeded sales of Methanex-produced methanol, resulting in a 286,000 tonne build of produced methanol inventory. This inventory build primarily resulted due to timing with significantly higher production levels in the last-half of the fourth quarter compared to the last-half of the third quarter 2018.

METHANEX CORPORATION 2018 FOURTH QUARTER    PAGE 1
MANAGEMENT’S DISCUSSION AND ANALYSIS

This timing of production within the quarter has an impact on the sales of produced methanol for the quarter as it generally takes between 30 and 60 days to sell the methanol we produce.

▪
Total cash costs per tonne in the fourth quarter were higher than in the third quarter. In the fourth quarter, we incurred higher unabsorbed costs at our manufacturing sites, higher logistics costs primarily due to increased bunker fuel prices and higher selling, general and administrative expenses that included cloud-based computing system implementation costs that are required to be expensed. As well, in a declining price environment, our margins tend to be lower than in a stable price environment due to inventory timing differences.

▪	During the fourth quarter of 2018 we completed the 10% normal course issuer bid initiated in March 2018 repurchasing the maximum 6,590,095 common shares in 2018 for approximately $444 million.

▪	During the fourth quarter of 2018 we paid a $0.33 per common share quarterly dividend to shareholders for a total of $25 million.

▪	Total distributions to shareholders in 2018 were $550 million including quarterly dividends and share repurchases.

▪
In the fourth quarter of 2018 we restarted our 0.8 million tonne Chile IV plant that had been idle since 2007. During the quarter, Chile I and IV have been operating on a combination of Chile and Argentina sourced natural gas with Chile IV production ramping up over the quarter.

▪
We continue to make good progress on a potential Geismar 3 production facility. We continue to expect to spend approximately $50 to $60 million on this project prior to reaching a final investment decision with approximately $45 million remaining to be spent in the first half of 2019. We believe that the potential Geismar 3 project would be advantaged relative to other projects being contemplated or under construction in the US Gulf.

This Fourth Quarter 2018 Management’s Discussion and Analysis dated January 30, 2019 for Methanex Corporation ("the Company") should be read in conjunction with the Company’s unaudited condensed consolidated interim financial statements for the period ended December 31, 2018 as well as the 2017 Annual Consolidated Financial Statements and MD&A included in the Methanex 2017 Annual Report. Unless otherwise indicated, the financial information presented in this interim report is prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB"). The Methanex 2017 Annual Report and additional information relating to Methanex is available on our website at www.methanex.com, the Canadian Securities Administrators' SEDAR website at www.sedar.com and on the United States Securities and Exchange Commission's EDGAR website at www.sec.gov.

METHANEX CORPORATION 2018 FOURTH QUARTER    PAGE 2
MANAGEMENT’S DISCUSSION AND ANALYSIS

FINANCIAL AND OPERATIONAL DATA

	Three Months Ended			Years Ended
($ millions except per share amounts and where noted)	Dec 31 2018	Sep 30 2018	Dec 31 2017	Dec 31 2018	Dec 31 2017
Production (thousands of tonnes) (attributable to Methanex shareholders)	1,885	1,735	1,942	7,211	7,187
Sales volume (thousands of tonnes)
Methanex-produced methanol	1,599	1,790	1,930	7,002	7,229
Purchased methanol	908	802	633	3,032	2,289
Commission sales	245	279	289	1,174	1,151
Total sales volume [1]	2,752	2,871	2,852	11,208	10,669

Methanex average non-discounted posted price ($ per tonne) [2]	487	486	403	481	396
Average realized price ($ per tonne) [3]	401	413	350	405	337

Revenue	977	1,044	861	3,932	3,061
Adjusted revenue	1,008	1,067	904	4,033	3,227
Adjusted EBITDA	197	293	254	1,071	838
Cash flows from operating activities	218	228	206	980	780
Adjusted net income	90	152	143	556	409
Net income (attributable to Methanex shareholders)	161	128	68	569	316

Adjusted net income per common share	1.15	1.92	1.70	6.86	4.71
Basic net income per common share	2.07	1.62	0.81	7.07	3.64
Diluted net income per common share	1.68	1.61	0.81	6.92	3.64

Common share information (millions of shares)
Weighted average number of common shares	78	79	84	80	87
Diluted weighted average number of common shares	78	79	84	81	87
Number of common shares outstanding, end of period	77	78	84	77	84

[1]
Methanex-produced methanol represents our equity share of volume produced at our facilities and excludes volume marketed on a commission basis related to the 36.9% of the Atlas facility and 50% of the Egypt facility that we do not own. Methanex-produced methanol includes any volume produced by Chile using natural gas supplied from Argentina under a tolling arrangement ("Tolling Volume"). There was no Tolling Volume produced in the fourth quarter of 2018 and 20,000 MT in the third quarter of 2018. There was no Tolling Volume in the fourth quarter of 2017. A total of 108,000 MT Tolling Volume was produced in 2018, and none in 2017.

[2]
Methanex average non-discounted posted price represents the average of our non-discounted posted prices in North America, Europe and Asia Pacific weighted by sales volume. Current and historical pricing information is available at www.methanex.com.

[3]
Average realized price is calculated as revenue, excluding commissions earned and the Egypt non-controlling interest share of revenue, but including an amount representing our share of Atlas revenue, divided by the total sales volume of Methanex-produced and purchased methanol, but excluding Tolling Volume.

METHANEX CORPORATION 2018 FOURTH QUARTER    PAGE 3
MANAGEMENT’S DISCUSSION AND ANALYSIS

PRODUCTION SUMMARY

(thousands of tonnes)	Annual Operating Capacity[1]	2018 Production	2017 Production	Q4 2018 Production	Q3 2018 Production	Q4 2017 Production
New Zealand [2]	2,430	1,606	1,943	389	478	558
Geismar (USA)	2,000	2,078	1,935	527	520	506
Trinidad (Methanex interest) [3]	2,000	1,702	1,768	448	353	466
Egypt (50% interest)	630	613	534	155	128	145
Medicine Hat (Canada)	600	600	593	160	144	158
Chile [4]	880	612	414	206	112	109
	8,540	7,211	7,187	1,885	1,735	1,942

[1]
Operating capacity includes only those facilities which are currently capable of operating, but excludes any portion of an asset that is underutilized due to a lack of natural gas feedstock over a prolonged period of time. The operating capacity of our production facilities may be higher than original nameplate capacity as, over time, these figures have been adjusted to reflect ongoing operating efficiencies at these facilities. Actual production for a facility in any given year may be higher or lower than operating capacity due to a number of factors, including natural gas composition or the age of the facility's catalyst.

[2]	The operating capacity of New Zealand is made up of the two Motunui facilities and the Waitara Valley facility (refer to the New Zealand section below).

[3]	The operating capacity of Trinidad is made up of the Titan (100% interest) and Atlas (63.1% interest) facilities (refer to the Trinidad section below).

[4]
The production capacity of our Chile I and IV facilities is 1.7 million tonnes annually assuming access to natural gas feedstock. For 2018, our operating capacity in Chile is 0.9 million tonnes. In the fourth quarter of 2018 we restarted our 0.8 million tonne Chile IV plant that had been idle since 2007. Chile operating capacity will be updated in 2019 to reflect the two plant operations.

New Zealand
The New Zealand facilities produced 389,000 tonnes of methanol in the fourth quarter of 2018 compared with 478,000 tonnes in the third quarter of 2018. Production in the fourth quarter of 2018 is lower than the third quarter of 2018 by 89,000 tonnes primarily as a result of a scheduled turnaround at our Waitara Valley site and continued gas constraints as a result of natural gas suppliers completing planned and unplanned maintenance activities. The New Zealand facilities are capable of producing up to 2.4 million tonnes annually, depending on natural gas composition.
United States
The Geismar facilities produced 527,000 tonnes during the fourth quarter of 2018 compared to 520,000 tonnes during the third quarter of 2018.
Trinidad
The Trinidad facilities produced 448,000 tonnes (Methanex interest) in the fourth quarter of 2018 compared with 353,000 tonnes (Methanex interest) in the third quarter of 2018. Production in Trinidad was higher in the fourth quarter of 2018 compared to the third quarter of 2018 primarily as a result of production outages during the previous quarter. Additionally, we continue to experience gas curtailments in Trinidad.
Egypt
The Egypt facility produced 310,000 tonnes (Methanex interest - 155,000 tonnes) in the fourth quarter of 2018 compared with 256,000 tonnes (Methanex interest - 128,000 tonnes) in the third quarter of 2018. Mechanical issues primarily related to the supply of off spec natural gas at the Egypt facility resulted in lower production during the previous quarter.

The Egypt facility has previously experienced periodic natural gas supply restrictions. The strong efforts of the Egyptian governmental authorities to fast-track existing and new upstream gas supply in Egypt has led to improved gas deliveries in 2017 and 2018. As a result, we expect to receive 100% of contracted gas supply for the foreseeable future.

METHANEX CORPORATION 2018 FOURTH QUARTER    PAGE 4
MANAGEMENT’S DISCUSSION AND ANALYSIS

Canada
The Medicine Hat facility produced 160,000 tonnes during the fourth quarter of 2018 compared to 144,000 tonnes in the third quarter of 2018. Medicine Hat production was higher in the fourth quarter of 2018 compared to the third quarter of 2018 due to CO2 supply constraints in the third quarter of 2018.
Chile
The Chile facilities, Chile I and IV, produced 206,000 tonnes during the fourth quarter of 2018 from a combination of Chile and Argentina sourced natural gas. This compares to 112,000 tonnes for Chile I during the third quarter of 2018, including 20,000 tonnes through the tolling arrangement. The tolling arrangement expired at the end of September 2018.

In the fourth quarter of 2018 we restarted our 0.8 million tonne Chile IV plant that had been idle since 2007. During the quarter, Chile I and IV have been operating on a combination of Chile and Argentina sourced natural gas with Chile IV production ramping up over the quarter. We expect that our current gas agreements will allow for a two-plant operation in Chile during the southern hemisphere summer months and up to a maximum of 75% of a two-plant operation annually in the near-term. The future of our Chile operations is primarily dependent on the level of natural gas exploration and development in southern Chile and our ability to secure a sustainable natural gas supply to our facilities on economic terms from Chile and Argentina.
FINANCIAL RESULTS

For the fourth quarter of 2018, we reported net income attributable to Methanex shareholders of $161 million ($1.68 per common share on a diluted basis) compared with net income attributable to Methanex shareholders for the third quarter of 2018 of $128 million ($1.61 per common share on a diluted basis).

For the fourth quarter of 2018, we recorded Adjusted EBITDA of $197 million and Adjusted net income of $90 million ($1.15 per common share). This compares with Adjusted EBITDA of $293 million and Adjusted net income of $152 million ($1.92 per common share) for the third quarter of 2018.

We calculate Adjusted EBITDA and Adjusted net income by including amounts related to our equity share of the Atlas facility (63.1% interest) and by excluding the non-controlling interests' share, the mark-to-market impact of share-based compensation as a result of changes in our share price and the impact of certain items associated with specific identified events. Refer to Additional Information - Supplemental Non-GAAP Measures on page 13 of the MD&A for a further discussion on how we calculate these measures. Our analysis of depreciation and amortization, finance costs, finance income and other expenses and income taxes is consistent with the presentation of our consolidated statements of income and excludes amounts related to Atlas.

METHANEX CORPORATION 2018 FOURTH QUARTER    PAGE 5
MANAGEMENT’S DISCUSSION AND ANALYSIS

We review our financial results by analyzing changes in Adjusted EBITDA, mark-to-market impact of share-based compensation, depreciation and amortization, finance costs, finance income and other expenses and income taxes. A summary of our consolidated statements of income is as follows:

	Three Months Ended			Years Ended
($ millions)	Dec 31 2018	Sep 30 2018	Dec 31 2017	Dec 31 2018	Dec 31 2017
Consolidated statements of income:
Revenue	$977	$1,044	$861	$3,932	$3,061
Cost of sales and operating expenses	(701)	(784)	(666)	(2,857)	(2,352)
Mark-to-market impact of share-based compensation	(87)	29	46	(17)	68
Adjusted EBITDA (attributable to associate)	27	35	36	140	148
Amounts excluded from Adjusted EBITDA attributable to non-controlling interests	(19)	(31)	(23)	(127)	(87)
Adjusted EBITDA (attributable to Methanex shareholders)	197	293	254	1,071	838

Mark-to-market impact of share-based compensation	87	(29)	(46)	17	(68)
Depreciation and amortization	(62)	(61)	(57)	(245)	(232)
U.S. tax reform charge	—	—	(37)	—	(37)
Finance costs	(23)	(23)	(24)	(94)	(95)
Finance income and other expenses	2	1	4	4	13
Income tax expense	(33)	(43)	(16)	(153)	(59)
Earnings of associate adjustment [1]	(10)	(21)	(17)	(69)	(72)
Non-controlling interests adjustment [1]	3	11	7	38	28
Net income (attributable to Methanex shareholders)	$161	$128	$68	$569	$316
Net income	$177	$148	$85	$658	$375

[1]
These adjustments represent depreciation and amortization, finance costs, finance income and other expenses and income taxes associated with our 63.1% interest in the Atlas methanol facility and the non-controlling interests.

Adjusted EBITDA (attributable to Methanex shareholders)

Our operations consist of a single operating segment - the production and sale of methanol. We review the results of operations by analyzing changes in the components of Adjusted EBITDA. For a discussion of the definitions used in our Adjusted EBITDA analysis, refer to How We Analyze Our Business on page 16 of the MD&A. Changes in these components - average realized price, sales volume and total cash costs - similarly impact net income attributable to Methanex shareholders.

The changes in Adjusted EBITDA resulted from changes in the following:

($ millions)	Q4 2018 compared with Q3 2018	Q4 2018 compared with Q4 2017	2018 compared with 2017
Average realized price	$(32)	$128	$679
Sales volume	(9)	(6)	44
Total cash costs	(55)	(179)	(490)
Increase (Decrease) in Adjusted EBITDA	$(96)	$(57)	$233

METHANEX CORPORATION 2018 FOURTH QUARTER    PAGE 6
MANAGEMENT’S DISCUSSION AND ANALYSIS

Average realized price

	Three Months Ended			Years Ended
($ per tonne)	Dec 31 2018	Sep 30 2018	Dec 31 2017	Dec 31 2018	Dec 31 2017
Methanex average non-discounted posted price	487	486	403	481	396
Methanex average realized price	401	413	350	405	337

Methanex’s average realized price for the fourth quarter of 2018 decreased to $401 per tonne compared to $413 per tonne in the third quarter of 2018, decreasing Adjusted EBITDA by $32 million. For the three months and year ended December 31, 2018, Methanex's average non-discounted posted price increased to $487 per tonne and $481 per tonne from $403 per tonne and $396 per tonne for same periods in 2017. Our average realized price for the three months and year ended December 31, 2018 increased compared to the same periods in 2017 driven by the higher average non-discounted posted prices (refer to Supply/Demand Fundamentals section on page 11 of the MD&A for more information).

Our average realized price for the fourth quarter of 2018 was $401 per tonne compared with $350 per tonne in the fourth quarter of 2017. The increase in average realized price for the fourth quarter of 2018 compared with the fourth quarter of 2017 increased Adjusted EBITDA by $128 million. For the year ended December 31, 2018, our average realized price increased to $405 per tonne from $337 per tonne for the same period in 2017. This change in average realized price increased Adjusted EBITDA by $679 million.
Sales volume
Methanol sales volume excluding commission sales volume in the fourth quarter of 2018 was 85,000 tonnes lower than the third quarter of 2018 and 56,000 tonnes lower than the fourth quarter of 2017. The decrease in the fourth quarter of 2018 compared to the third quarter of 2018 and compared to the fourth quarter of 2017, decreased Adjusted EBITDA by $9 million and $6 million, respectively. For the year ended December 31, 2018 compared with the same period in 2017, methanol sales volume excluding commission sales volume was 516,000 tonnes higher and this resulted in higher Adjusted EBITDA by $44 million.
Total cash costs
The primary drivers of changes in our total cash costs are changes in the cost of Methanex-produced methanol and changes in the cost of methanol we purchase from others ("purchased methanol"). We supplement our production with methanol produced by others through methanol offtake contracts and purchases on the spot market to meet customer needs and to support our marketing efforts within the major global markets.

We have adopted the first-in, first-out method of accounting for inventories and it generally takes between 30 and 60 days to sell the methanol we produce or purchase. Accordingly, the changes in Adjusted EBITDA as a result of changes in Methanex-produced and purchased methanol costs primarily depend on changes in methanol pricing and the timing of inventory flows.

In a rising price environment, our margins at a given price are higher than in a stable price environment as a result of timing of methanol purchases and production versus sales. Generally, the opposite applies when methanol prices are decreasing.

METHANEX CORPORATION 2018 FOURTH QUARTER    PAGE 7
MANAGEMENT’S DISCUSSION AND ANALYSIS

The changes in Adjusted EBITDA due to changes in total cash costs were due to the following:

($ millions)	Q4 2018 compared with Q3 2018	Q4 2018 compared with Q4 2017	2018 compared with 2017
Methanex-produced methanol costs	$(4)	$(36)	$(123)
Proportion of Methanex-produced methanol sales	(24)	(42)	(93)
Purchased methanol costs	(4)	(68)	(210)
Logistics costs	(7)	(12)	(21)
Other, net	(16)	(21)	(43)
Decrease in Adjusted EBITDA due to changes in total cash costs	$(55)	$(179)	$(490)
Methanex-produced methanol costs
Natural gas is the primary feedstock at our methanol facilities and is the most significant component of Methanex-produced methanol costs. We purchase natural gas for more than half of our production under agreements where the unique terms of each contract include a base price and a variable price component linked to the price of methanol to reduce our commodity price risk exposure. The variable price component of each gas contract is adjusted by a formula related to methanol prices above a certain level. For the fourth quarter of 2018 compared with the third quarter of 2018, Methanex-produced methanol costs were higher by $4 million, despite marginally lower realized methanol prices primarily due to changes in the source of production and their relative costs sold from inventory. For the three months and year ended December 31, 2018 compared with the same periods in 2017, Methanex-produced methanol costs were higher by $36 million and $123 million, respectively, primarily due to the impact of higher realized methanol prices on the variable portion of our natural gas cost.
Proportion of Methanex-produced methanol sales
The cost of purchased methanol is directly linked to the selling price for methanol at the time of purchase and the cost of purchased methanol is generally higher than the cost of Methanex-produced methanol. Accordingly, an increase in the proportion of Methanex-produced methanol sales results in a decrease in our overall cost structure for a given period. For the fourth quarter of 2018 compared with the third quarter of 2018, a lower proportion of Methanex-produced methanol sales decreased Adjusted EBITDA by $24 million. For the three months and year ended December 31, 2018 compared with the same periods in 2017, a lower proportion of Methanex-produced methanol sales decreased Adjusted EBITDA by $42 million and $93 million, respectively.
Purchased methanol costs
Changes in purchased methanol costs for all periods presented are primarily a result of changes in methanol pricing and the timing of purchases sold from inventory.
Logistics costs
Logistics costs vary from period to period depending on the levels of production from each of our production facilities and the resulting impact on our supply chain. Logistics costs in the fourth quarter of 2018 were $7 million higher than in the third quarter of 2018, decreasing Adjusted EBITDA. Logistics costs for the three months and year ended December 31, 2018 compared with the same periods in 2017, were $12 million and $21 million higher, decreasing Adjusted EBITDA. Logistics costs for all periods presented were primarily higher due to increased bunker fuel prices.
Other, net
Other, net relates to unabsorbed fixed costs, tolling margins, selling, general and administrative expenses and other operational items. For the fourth quarter of 2018 compared with the third quarter of 2018, other costs were higher by $16 million, primarily due to higher selling, general and administrative expenses, higher unabsorbed fixed costs at our manufacturing sites, and cloud-based computing system implementation costs incurred during the quarter.

For the three months and year ended December 31, 2018 compared with the same periods in 2017, other costs were higher by $21 million and $43 million, primarily due to higher selling, general and administrative expenses primarily associated

METHANEX CORPORATION 2018 FOURTH QUARTER    PAGE 8
MANAGEMENT’S DISCUSSION AND ANALYSIS

with performance based incentives, higher unabsorbed fixed costs at our manufacturing sites and other operational items including an insurance settlement recorded in 2017.
Mark-to-Market Impact of Share-based Compensation

We grant share-based awards as an element of compensation. Share-based awards granted include stock options, share appreciation rights, tandem share appreciation rights, deferred share units, restricted share units and performance share units. For all share-based awards, share-based compensation is recognized over the related vesting period for the proportion of the service that has been rendered at each reporting date. Share-based compensation includes an amount related to the grant-date value and a mark-to-market impact as a result of subsequent changes in the fair value of the share-based awards primarily driven by the Company’s share price. The grant-date value amount is included in Adjusted EBITDA and Adjusted net income. The mark-to-market impact of share-based compensation as a result of changes in our share price is excluded from Adjusted EBITDA and Adjusted net income and analyzed separately.

	Three Months Ended			Years Ended
($ millions except share price)	Dec 31 2018	Sep 30 2018	Dec 31 2017	Dec 31 2018	Dec 31 2017
Methanex Corporation share price [1]	$48.17	$79.10	$60.55	$48.17	$60.55
Grant-date fair value expense included in Adjusted EBITDA and Adjusted net income	1	2	2	11	11
Mark-to-market impact due to change in share price	(87)	29	46	(17)	68
Total share-based compensation expense (recovery), before tax	$(86)	$31	$48	$(6)	$79

[1]	US dollar share price of Methanex Corporation as quoted on the NASDAQ Global Market on the last trading day of the respective period.

For all periods presented, the mark-to-market impact on share-based compensation is primarily due to changes in the Methanex Corporation share price.
Depreciation and Amortization

Depreciation and amortization was $62 million for the fourth quarter of 2018 compared with $61 million for the third quarter of 2018 and $57 million for the fourth quarter of 2017. Depreciation and amortization for the year ended December 31, 2018 was $245 million compared with $232 million for the same period in 2017. Depreciation and amortization is comparable for the fourth quarter and third quarter of 2018, despite lower sales of Methanex-produced methanol, primarily due to the recognition of higher unabsorbed depreciation associated with production outages in the fourth quarter of 2018. The increase in depreciation and amortization for the three months and year ended December 31, 2018 compared with the same periods in 2017 is primarily due to the recognition of higher unabsorbed depreciation associated with production outages in 2018.
Finance Costs

	Three Months Ended			Years Ended
($ millions)	Dec 31 2018	Sep 30 2018	Dec 31 2017	Dec 31 2018	Dec 31 2017
Finance costs	$23	$23	$24	$94	$95
Finance costs are primarily comprised of interest on borrowings and finance lease obligations. Finance costs are comparable for all periods presented.

METHANEX CORPORATION 2018 FOURTH QUARTER    PAGE 9
MANAGEMENT’S DISCUSSION AND ANALYSIS

Finance Income and Other Expenses

	Three Months Ended			Years Ended
($ millions)	Dec 31 2018	Sep 30 2018	Dec 31 2017	Dec 31 2018	Dec 31 2017
Finance income and other expenses	$2	$1	$4	$4	$13
The change in finance income and other expenses for all periods presented is primarily due to the impact of changes in foreign exchange rates.
Income Taxes

A summary of our income taxes for the fourth quarter of 2018 compared to the third quarter of 2018 and the year ended December 31, 2018 compared to the same period in 2017 is as follows:

	Three months ended December 31, 2018		Three months ended September 30, 2018
($ millions except where noted)	Net Income	Adjusted Net Income	Net Income	Adjusted Net Income
Amount before income tax	$210	$117	$191	$207
Income tax expense	(33)	(27)	(43)	(55)
	$177	$90	$148	$152
Effective tax rate	16%	24%	23%	26%

	Year ended December 31, 2018		Year ended December 31, 2017
($ millions, except where noted)	Net Income	Adjusted Net Income	Net Income	Adjusted Net Income
Amount before income tax	$811	$737	$471	$524
U.S. tax reform charge	—	—	(37)	—
Income tax expense	(153)	(181)	(59)	(115)
	$658	$556	$375	$409
Effective tax rate	19%	25%	20%	22%

We earn the majority of our income in New Zealand, Trinidad, the United States, Egypt, Canada and Chile. In Trinidad and Chile, the statutory tax rate is 35%. The statutory rates in Canada and New Zealand are 27% and 28%, respectively. The United States statutory tax rate applicable to Methanex was 36% in 2017 and is 23% for 2018 and the Egypt statutory tax rate is 22.5%. As the Atlas entity is accounted for using the equity method, any income taxes related to Atlas are included in earnings of associate and therefore excluded from total income taxes but included in the calculation of Adjusted net income.

The effective tax rate based on Adjusted net income was 24% for the fourth quarter of 2018 compared to 26% for the third quarter of 2018. The effective tax rate based on Adjusted net income was 25% for the year ended December 31, 2018 compared to 22% for the same period in 2017. Adjusted net income represents the amount that is attributable to Methanex shareholders and excludes the mark-to-market impact of share-based compensation and the impact of certain items associated with specific identified events. The effective tax rate differs from period to period depending on the source of earnings and the impact of foreign exchange fluctuations against the United States dollar on our tax balances. In addition, the effective tax rate is impacted by changes in tax legislation in the jurisdictions in which we operate.

METHANEX CORPORATION 2018 FOURTH QUARTER    PAGE 10
MANAGEMENT’S DISCUSSION AND ANALYSIS

SUPPLY/DEMAND FUNDAMENTALS
Demand
Methanol demand in 2018 totaled approximately 81 million tonnes, 3.5% higher than 2017, due to healthy growth from both traditional and energy-related applications. However, in the fourth quarter of 2018, demand for energy-related applications including methanol-to-olefins (MTO), which represents approximately 45% of global demand, was lower. The decline in oil prices reduced the affordability of methanol into energy-related applications including dimethyl-ether (DME) and methyl tertiary-butyl ether (MTBE). MTO operating rates were lower in the fourth quarter compared to the third quarter as two MTO producers had extended outages during the quarter. We continue to observe stable operating rates for most MTO facilities. We continue to monitor the progress of several new MTO units that are currently under construction and targeted to come online in the near to medium term. The future operating rates and methanol consumption from MTO producers will depend on a number of factors, including pricing for their various final products, the degree of downstream integration of these units with other products and the impact of the olefin industry feedstock costs, including naphtha, on relative competitiveness and plant maintenance schedules. Traditional chemical demand, which represents approximately 55% of global demand, was healthy supported by strong acetic acid demand and steady growth for other traditional chemical applications. Growth in demand from traditional chemical applications is generally correlated to GDP and industrial production growth rates.
Supply
Methanol industry supply improved in the fourth quarter compared to the third quarter of 2018. In China, natural gas-based methanol production was impacted due to natural gas supply restrictions. The majority of future large-scale capacity additions are expected to be in North America and the Middle East. Yuhuang Chemical is progressing plans to complete a 1.7 million tonne plant in St. James Parish, Louisiana. There are a number of other projects under discussion in North America; however, we believe that there has been limited committed capital to date. There are other projects under construction in Iran that we continue to monitor. The start-up timing and future operating rates at those facilities will depend on various factors. Caribbean Gas Chemical Limited (CGCL) is constructing a 1.0 million tonne plant in Trinidad with announced production targeted in 2019. We anticipate that new capacity additions in China will be modest due to a continuing degree of restrictions placed by the Chinese government on new coal-based capacity additions. We expect that production from new methanol capacity in China will be consumed domestically.
Methanol Price
There was significant volatility in methanol pricing during the fourth quarter. Prices increased early in the quarter before declining later in the quarter due to concerns around global economic growth, unresolved trade tensions and a steep decline in oil prices which reduced affordability of methanol into energy applications. Our average realized price decreased in the fourth quarter to $401 per tonne from $413 per tonne in the third quarter.
Methanol pricing continued to decline leading into the first quarter of 2019 with posted prices decreasing to $442 per tonne in North America and $370 per tonne in Asia for January and €360 per tonne in Europe for the first quarter. We recently announced that February posted prices will decrease to $432 per tonne in North America and $345 per tonne in Asia. The methanol price will ultimately depend on the strength of the global economy, industry operating rates, global energy prices, new supply and demand additions and the strength of global demand.

Methanex Non-Discounted Regional Posted Prices [1]
(US$ per tonne)	Feb 2019	Jan 2019	Dec 2018	Nov 2018	Oct 2018
North America	432	442	469	519	496
Europe [2]	415	415	500	500	500
Asia Pacific	345	370	430	510	495
1    Discounts from our posted prices are offered to customers based on various factors.

[2]	€360 for Q1 2019 (Q4 2018 – €428) converted to United States dollars.

METHANEX CORPORATION 2018 FOURTH QUARTER    PAGE 11
MANAGEMENT’S DISCUSSION AND ANALYSIS

LIQUIDITY AND CAPITAL RESOURCES

Cash flows from operating activities in the fourth quarter of 2018 were $218 million compared with $228 million for the third quarter of 2018 and $206 million for the fourth quarter of 2017. Cash flows from operating activities for the year ended December 31, 2018 were $980 million compared with $780 million for the same period in 2017. The changes in cash flows from operating activities resulted from changes in the following:

($ millions)	Q4 2018 compared with Q3 2018	Q4 2018 compared with Q4 2017	2018 compared with 2017
Change in Adjusted EBITDA (attributable to Methanex shareholders)	$(96)	$(57)	$233
Deduct change in Adjusted EBITDA of associate	8	9	8
Dividends received from associate	(28)	(13)	(22)
Cash flows attributable to non-controlling interests	(12)	(4)	40
Non-cash working capital	132	90	55
Income taxes paid	(18)	(15)	(70)
Share-based payments	1	6	(31)
Other	3	(4)	(13)
Increase (Decrease) in cash flows from operating activities	$(10)	$12	$200

During the fourth quarter of 2018 we completed the 10% normal course issuer bid initiated in March 2018 repurchasing the maximum 6,590,095 common shares in 2018 for approximately $444 million.

During the fourth quarter of 2018 we paid a quarterly dividend of $0.33 per common share for a total of $25 million.

Total distributions to shareholders in 2018 were $550 million including quarterly dividends and share repurchases.

We operate in a highly competitive commodity industry and believe it is appropriate to maintain a strong balance sheet and financial flexibility. At December 31, 2018, our cash balance was $256 million, including $48 million of cash related to our Egypt entity consolidated on a 100% basis and $10 million of cash related to our joint venture interests in ocean going vessels consolidated on a 100% basis. We invest our cash only in highly rated instruments that have maturities of three months or less to ensure preservation of capital and appropriate liquidity.

We have a committed revolving credit facility with a syndicate of highly rated financial institutions that expires in December 2022. Refer to note 6 of the Company's unaudited condensed consolidated interim financial statements for further discussion of the terms of the credit facility and long-term debt. We do not have any debt maturities until December 2019 other than normal course obligations for principal repayment related to our Egypt and other limited recourse debt facilities. We intend to refinance the $350 million notes due December 2019.
Capital Projects and Growth Opportunities
During the fourth quarter of 2018 we restarted our 0.8 million tonne Chile IV plant that has been idle since 2007. The Chile IV project was completed on time and on budget. Our planned capital expenditures directed towards maintenance, turnarounds and catalyst changes for operations, including our 63.1% share of Atlas and 50% of Egypt, is currently estimated to be approximately $125 million for 2019.

We continue to make good progress on a potential Geismar 3 production facility. We continue to expect to spend approximately $50 to $60 million on this project prior to reaching a final investment decision with approximately $45 million remaining to be spent in the first half of 2019. We believe that the potential Geismar 3 project would be advantaged relative to other projects being contemplated or under construction in the US Gulf.

We believe we are well positioned to meet our financial commitments, pursue our growth opportunities and deliver on our commitment to return excess cash to shareholders through dividends and share repurchases.

METHANEX CORPORATION 2018 FOURTH QUARTER    PAGE 12
MANAGEMENT’S DISCUSSION AND ANALYSIS

ANTICIPATED CHANGES TO INTERNATIONAL FINANCIAL REPORTING STANDARDS

In 2016, the IASB issued IFRS 16, Leases ("IFRS 16" or "the standard"), which eliminates the current operating/finance lease dual accounting model for lessees and replaces it with a single, on-balance sheet accounting model, similar to the current finance lease accounting. The standard replaces IAS 17, Leases ("IAS 17") and related interpretations and is effective for annual periods beginning on or after January 1, 2019.

IFRS 16 may be applied using a retrospective or modified retrospective approach on transition. The Company plans to transition to IFRS 16 in accordance with the modified retrospective approach and as such will not be required to restate comparative periods. Upon adoption, the incremental lease liability for leases currently classified as operating under IAS 17 will be measured at the present value of lease payments remaining in the lease term discounted using the Company’s incremental borrowing rates on the date of transition. The lease asset will be measured as if IFRS 16 was always in effect, resulting in an adjustment to retained earnings on transition.

The Company will use the following practical expedients permitted by the standard:

•	the use of hindsight in determining the lease term where the contract contains options to extend or terminate the lease; and

•	the accounting of lease payments as expenses for which the underlying asset is of low dollar value.

The Company completed its transition project and quantified the impact of the new standard under the modified retrospective approach. The recognition of all leases on balance sheet will increase non-current assets by approximately $410 million and total liabilities by approximately $450 million on the Consolidated Statement of Financial Position upon adoption, with the difference of $40 million recorded in retained earnings. The increase primarily relates to ocean vessels, terminal facilities and other right of use assets currently accounted for as operating leases and disclosed in the commitments and contingencies note of the Company’s consolidated annual financial statements.

In addition, the nature and timing of certain expenses related to leases previously classified as operating and presented in cost of sales and operating expenses will now change and be presented in depreciation and amortization and finance costs. As a result, depreciation and amortization and finance costs will increase and cost of sales and operating expenses will decrease. Overall the adoption of IFRS 16 is not expected to materially impact net income.
ADDITIONAL INFORMATION – SUPPLEMENTAL NON-GAAP MEASURES

In addition to providing measures prepared in accordance with International Financial Reporting Standards ("IFRS"), we present certain supplemental non-GAAP measures throughout this document. These are Adjusted EBITDA, Adjusted net income, Adjusted net income per common share, Adjusted revenue and operating income. These measures do not have any standardized meaning prescribed by generally accepted accounting principles ("GAAP") and therefore are unlikely to be comparable to similar measures presented by other companies. These supplemental non-GAAP measures are provided to assist readers in determining our ability to generate cash from operations and improve the comparability of our results from one period to another. We believe these measures are useful in assessing operating performance and liquidity of the Company’s ongoing business on an overall basis. We also believe Adjusted EBITDA is frequently used by securities analysts and investors when comparing our results with those of other companies.
Adjusted EBITDA (attributable to Methanex shareholders)

Adjusted EBITDA differs from the most comparable GAAP measure, net income attributable to Methanex shareholders, because it excludes the mark-to-market impact of share-based compensation, depreciation and amortization, finance costs, finance income and other expenses and income taxes. Adjusted EBITDA includes an amount representing our 63.1% share of the Atlas facility and excludes the non-controlling shareholders' interests in entities which we control but do not fully own.

METHANEX CORPORATION 2018 FOURTH QUARTER    PAGE 13
MANAGEMENT’S DISCUSSION AND ANALYSIS

Adjusted EBITDA and Adjusted net income exclude the mark-to-market impact of share-based compensation related to the impact of changes in our share price on SARs, TSARs, deferred share units, restricted share units and performance share units. The mark-to-market impact related to share-based compensation that is excluded from Adjusted EBITDA and Adjusted net income is calculated as the difference between the grant-date value and the fair value recorded at each period-end. As share-based awards will be settled in future periods, the ultimate value of the units is unknown at the date of grant and therefore the grant-date value recognized in Adjusted EBITDA and Adjusted net income may differ from the total settlement cost.

The following table shows a reconciliation from net income attributable to Methanex shareholders to Adjusted EBITDA:

	Three Months Ended			Years Ended
($ millions)	Dec 31 2018	Sep 30 2018	Dec 31 2017	Dec 31 2018	Dec 31 2017
Net income (attributable to Methanex shareholders)	$161	$128	$68	$569	$316
U.S. tax reform charge	—	—	37	—	37
Mark-to-market impact of share-based compensation	(87)	29	46	(17)	68
Depreciation and amortization	62	61	57	245	232
Finance costs	23	23	24	94	95
Finance income and other expenses	(2)	(1)	(4)	(4)	(13)
Income tax expense	33	43	16	153	59
Earnings of associate adjustment [1]	10	21	17	69	72
Non-controlling interests adjustment [1]	(3)	(11)	(7)	(38)	(28)
Adjusted EBITDA (attributable to Methanex shareholders)	$197	$293	$254	$1,071	$838

[1]
These adjustments represent depreciation and amortization, finance costs, finance income and other expenses and income tax expense associated with our 63.1% interest in the Atlas methanol facility and the non-controlling interests.

Adjusted Net Income and Adjusted Net Income per Common Share

Adjusted net income and Adjusted net income per common share are non-GAAP measures because they exclude the mark-to-market impact of share-based compensation and the impact of certain items associated with specific identified events. The following table shows a reconciliation of net income attributable to Methanex shareholders to Adjusted net income and the calculation of Adjusted net income per common share:

	Three Months Ended			Years Ended
($ millions except number of shares and per share amounts)	Dec 31 2018	Sep 30 2018	Dec 31 2017	Dec 31 2018	Dec 31 2017
Net income (attributable to Methanex shareholders)	$161	$128	$68	$569	$316
U.S. tax reform charge	—	—	37	—	37
Mark-to-market impact of share-based compensation, net of tax	(71)	24	38	(13)	56
Adjusted net income	$90	$152	$143	$556	$409
Diluted weighted average shares outstanding (millions)	78	79	84	81	87
Adjusted net income per common share	$1.15	$1.92	$1.70	$6.86	$4.71

METHANEX CORPORATION 2018 FOURTH QUARTER    PAGE 14
MANAGEMENT’S DISCUSSION AND ANALYSIS

Adjusted Revenue (attributable to Methanex shareholders)
Adjusted revenue differs from the most comparable GAAP measure, revenue, because it excludes revenue relating to 50% of the Egypt methanol facility that we do not own and includes an amount representing our 63.1% share of Atlas revenue. It also includes commission earned on volume marketed on a commission basis related to both the 36.9% of the Atlas methanol facility and the 50% of the Egypt methanol facility that we do not own. A reconciliation from revenue to Adjusted revenue is as follows:

	Three Months Ended			Years Ended
($ millions)	Dec 31 2018	Sep 30 2018	Dec 31 2017	Dec 31 2018	Dec 31 2017
Revenue	$977	$1,044	$861	$3,932	$3,061
Methanex share of Atlas revenue [1]	81	86	91	355	347
Non-controlling interests' share of revenue [1]	(49)	(62)	(46)	(250)	(175)
Other adjustments	(1)	(1)	(2)	(4)	(6)
Adjusted revenue (attributable to Methanex shareholders)	$1,008	$1,067	$904	$4,033	$3,227

[1]	Excludes intercompany transactions with the Company.
Operating Income

Operating income is reconciled directly to a GAAP measure in our consolidated statements of income.
QUARTERLY FINANCIAL DATA (UNAUDITED)

Our operations consist of a single operating segment - the production and sale of methanol. Quarterly results vary due to the average realized price of methanol, sales volume and total cash costs. A summary of selected financial information is as follows:

	Three Months Ended
($ millions except per share amounts)	Dec 31 2018	Sep 30 2018	Jun 30 2018	Mar 31 2018
Revenue	$977	$1,044	$950	$962
Adjusted EBITDA	197	293	275	306
Net income (attributable to Methanex shareholders)	161	128	111	169
Adjusted net income	90	152	143	171
Basic net income per common share	2.07	1.62	1.36	2.02
Diluted net income per common share	1.68	1.61	1.36	2.00
Adjusted net income per common share	1.15	1.92	1.75	2.03

	Three Months Ended
($ millions except per share amounts)	Dec 31 2017	Sep 30 2017	Jun 30 2017	Mar 31 2017
Revenue	$861	$720	$669	$810
Adjusted EBITDA	254	143	174	267
Net income (attributable to Methanex shareholders)	68	32	84	132
Adjusted net income	143	52	74	140
Basic net income per common share	0.81	0.38	0.96	1.47
Diluted net income per common share	0.81	0.38	0.89	1.46
Adjusted net income per common share	1.70	0.60	0.85	1.56

METHANEX CORPORATION 2018 FOURTH QUARTER    PAGE 15
MANAGEMENT’S DISCUSSION AND ANALYSIS

HOW WE ANALYZE OUR BUSINESS

Our operations consist of a single operating segment - the production and sale of methanol. We review our financial results by analyzing changes in the components of Adjusted EBITDA, mark-to-market impact of share-based compensation, depreciation and amortization, finance costs, finance income and other expenses and income taxes.

The Company has used the terms Adjusted EBITDA, Adjusted net income, Adjusted net income per common share, Adjusted revenue and operating income throughout this document. These items are non-GAAP measures that do not have any standardized meaning prescribed by GAAP and therefore are unlikely to be comparable to similar measures presented by other companies. Refer to Additional Information - Supplemental Non-GAAP Measures section on page 13 of the MD&A for a description of each non-GAAP measure and reconciliations to the most comparable GAAP measures.

In addition to the methanol that we produce at our facilities, we also purchase and re-sell methanol produced by others and we sell methanol on a commission basis. We analyze the results of all methanol sales together, excluding commission sales volume. The key drivers of changes in Adjusted EBITDA are average realized price, cash costs and sales volume, which are defined and calculated as follows:

PRICE
The change in Adjusted EBITDA as a result of changes in average realized price is calculated as the difference from period to period in the selling price of methanol multiplied by the current period total methanol sales volume, excluding commission sales volume and Tolling Volume, plus the difference from period to period in commission revenue.

CASH COSTS
The change in Adjusted EBITDA as a result of changes in cash costs is calculated as the difference from period to period in cash costs per tonne multiplied by the current period total methanol sales volume, excluding commission sales volume and Tolling Volume in the current period. The cash costs per tonne is the weighted average of the cash cost per tonne of Methanex-produced methanol and the cash cost per tonne of purchased methanol. The cash cost per tonne of Methanex-produced methanol includes absorbed fixed cash costs per tonne and variable cash costs per tonne. The cash cost per tonne of purchased methanol consists principally of the cost of methanol itself. In addition, the change in Adjusted EBITDA as a result of changes in cash costs includes the changes from period to period in unabsorbed fixed production costs, consolidated selling, general and administrative expenses and fixed storage and handling costs.

SALES VOLUME
The change in Adjusted EBITDA as a result of changes in sales volume is calculated as the difference from period to period in total methanol sales volume, excluding commission sales volume and Tolling Volume, multiplied by the margin per tonne for the prior period. The margin per tonne for the prior period is the weighted average margin per tonne of Methanex-produced methanol and margin per tonne of purchased methanol. The margin per tonne for Methanex-produced methanol is calculated as the selling price per tonne of methanol less absorbed fixed cash costs per tonne and variable cash costs per tonne. The margin per tonne for purchased methanol is calculated as the selling price per tonne of methanol less the cost of purchased methanol per tonne.

We own 63.1% of the Atlas methanol facility and market the remaining 36.9% of its production through a commission offtake agreement. A contractual agreement between us and our partners establishes joint control over Atlas. As a result, we account for this investment using the equity method of accounting, which results in 63.1% of the net assets and net earnings of Atlas being presented separately in the consolidated statements of financial position and consolidated statements of income (loss), respectively. For purposes of analyzing our business, Adjusted EBITDA, Adjusted net income, Adjusted net income per common share and Adjusted revenue include an amount representing our 63.1% equity share in Atlas. Our analysis of depreciation and amortization, finance costs, finance income and other expenses and income taxes is consistent with the presentation of our consolidated statements of income and excludes amounts related to Atlas.

We own 50% of the 1.26 million tonne per year Egypt methanol facility and market the remaining 50% of its production through a commission offtake agreement. We account for this investment using consolidation accounting, which results in 100% of the revenues and expenses being included in our financial statements. We also consolidate less than wholly-owned entities for which we have a controlling interest. Non-controlling interests are included in the Company’s consolidated financial statements and represent the non-controlling shareholders’ interests in the Egypt methanol facility and any entity where we have control. For purposes of analyzing our business, Adjusted EBITDA, Adjusted net income, Adjusted net income per common share and Adjusted revenue exclude the amounts associated with non-controlling interests.

METHANEX CORPORATION 2018 FOURTH QUARTER    PAGE 16
MANAGEMENT’S DISCUSSION AND ANALYSIS

FORWARD-LOOKING INFORMATION WARNING

This Fourth Quarter 2018 Management’s Discussion and Analysis ("MD&A") as well as comments made during the Fourth Quarter 2018 investor conference call contain forward-looking statements with respect to us and our industry. These statements relate to future events or our future performance. All statements other than statements of historical fact are forward-looking statements. Statements that include the words "believes," "expects," "may," "will," "should," "potential," "estimates," "anticipates," "aim," "goal" or other comparable terminology and similar statements of a future or forward-looking nature identify forward-looking statements.

More particularly and without limitation, any statements regarding the following are forward-looking statements:

•	expected demand for methanol and its derivatives,

•	expected new methanol supply or restart of idled capacity and timing for start-up of the same,

•
expected shutdowns (either temporary or permanent) or restarts of existing methanol supply (including our own facilities), including, without limitation, the timing and length of planned maintenance outages,

•	expected methanol and energy prices,

•	expected levels of methanol purchases from traders or other third parties,

•	expected levels, timing and availability of economically priced natural gas supply to each of our plants,

•	capital committed by third parties towards future natural gas exploration and development in the vicinity of our plants,

•	our expected capital expenditures,

•	anticipated operating rates of our plants,

•	expected operating costs, including natural gas feedstock costs and logistics costs,

•	expected tax rates or resolutions to tax disputes,

•	expected cash flows, earnings capability and share price,

•	availability of committed credit facilities and other financing,

•
our ability to meet covenants or obtain or continue to obtain waivers associated with our long-term debt obligations, including, without limitation, the Egypt limited recourse debt facilities that have conditions associated with the payment of cash or other distributions and the finalization of certain land title registrations and related mortgages which require actions by Egyptian governmental entities,

•	expected impact on our results of operations in Egypt or our financial condition as a consequence of civil unrest or actions taken or inaction by Egyptian governmental entities,

•	our shareholder distribution strategy and anticipated distributions to shareholders,

•	commercial viability and timing of, or our ability to execute future projects, plant restarts, capacity expansions, plant relocations or other business initiatives or opportunities,

•	our financial strength and ability to meet future financial commitments,

•	expected global or regional economic activity (including industrial production levels),

•	expected outcomes of litigation or other disputes, claims and assessments, and

•	expected actions of governments, governmental agencies, gas suppliers, courts, tribunals or other third parties.

We believe that we have a reasonable basis for making such forward-looking statements. The forward-looking statements in this document are based on our experience, our perception of trends, current conditions and expected future developments as well as other factors. Certain material factors or assumptions were applied in drawing the conclusions or making the forecasts or projections that are included in these forward-looking statements, including, without limitation, future expectations and assumptions concerning the following:

•	the supply of, demand for and price of methanol, methanol derivatives, natural gas, coal, oil and oil derivatives,

•	our ability to procure natural gas feedstock on commercially acceptable terms,

•	operating rates of our facilities,

METHANEX CORPORATION 2018 FOURTH QUARTER    PAGE 17
MANAGEMENT’S DISCUSSION AND ANALYSIS

•
receipt or issuance of third-party consents or approvals, including, without limitation, governmental registrations of land title and related mortgages in Egypt and governmental approvals related to rights to purchase natural gas,

•	the establishment of new fuel standards,

•	operating costs, including natural gas feedstock and logistics costs, capital costs, tax rates, cash flows, foreign exchange rates and interest rates,

•	the availability of committed credit facilities and other financing,

•	global and regional economic activity (including industrial production levels),

•	absence of a material negative impact from major natural disasters,

•	absence of a material negative impact from changes in laws or regulations,

•	absence of a material negative impact from political instability in the countries in which we operate, and

•	enforcement of contractual arrangements and ability to perform contractual obligations by customers, natural gas and other suppliers and other third parties.

However, forward-looking statements, by their nature, involve risks and uncertainties that could cause actual results to differ materially from those contemplated by the forward-looking statements. The risks and uncertainties primarily include those attendant with producing and marketing methanol and successfully carrying out major capital expenditure projects in various jurisdictions, including, without limitation:

•	conditions in the methanol and other industries including fluctuations in the supply, demand and price for methanol and its derivatives, including demand for methanol for energy uses,

•	the price of natural gas, coal, oil and oil derivatives,

•	our ability to obtain natural gas feedstock on commercially acceptable terms to underpin current operations and future production growth opportunities,

•	the ability to carry out corporate initiatives and strategies,

•	actions of competitors, suppliers and financial institutions,

•	conditions within the natural gas delivery systems that may prevent delivery of our natural gas supply requirements,

•	competing demand for natural gas, especially with respect to domestic needs for gas and electricity in Chile and Egypt,

•
actions of governments and governmental authorities, including, without limitation, implementation of policies or other measures that could impact the supply of or demand for methanol or its derivatives,

•	changes in laws or regulations,

•
import or export restrictions, anti-dumping measures, increases in duties, taxes and government royalties and other actions by governments that may adversely affect our operations or existing contractual arrangements,

•	world-wide economic conditions, and

•	other risks described in our 2017 Annual Management’s Discussion and Analysis and this Fourth Quarter 2018 Management’s Discussion and Analysis.

Having in mind these and other factors, investors and other readers are cautioned not to place undue reliance on forward-looking statements. They are not a substitute for the exercise of one’s own due diligence and judgment. The outcomes implied by forward-looking statements may not occur and we do not undertake to update forward-looking statements except as required by applicable securities laws.

METHANEX CORPORATION 2018 FOURTH QUARTER    PAGE 18
MANAGEMENT’S DISCUSSION AND ANALYSIS

Methanex Corporation
Consolidated Statements of Income (unaudited)
(thousands of U.S. dollars, except number of common shares and per share amounts)

	Three Months Ended		Years Ended
	Dec 31 2018	Dec 31 2017	Dec 31 2018	Dec 31 2017
Revenue	$976,551	$861,433	$3,931,847	$3,060,642
Cost of sales and operating expenses	(700,944)	(665,734)	(2,856,920)	(2,351,949)
Depreciation and amortization	(62,030)	(57,315)	(245,303)	(232,225)
Operating income	213,577	138,384	829,624	476,468
Earnings of associate (note 5)	17,859	18,351	72,001	75,995
Finance costs	(23,378)	(23,460)	(94,416)	(94,955)
Finance income and other expenses	1,712	3,935	4,266	13,377
Income before income taxes	209,770	137,210	811,475	470,885
Income tax expense:
Current	(12,874)	(33,106)	(91,027)	(85,504)
Deferred	(19,580)	(19,207)	(62,464)	(10,284)
	(32,454)	(52,313)	(153,491)	(95,788)
Net income	$177,316	$84,897	$657,984	$375,097
Attributable to:
Methanex Corporation shareholders	$160,876	$68,039	$568,982	$316,135
Non-controlling interests	16,440	16,858	89,002	58,962
	$177,316	$84,897	$657,984	$375,097

Income per common share for the period attributable to Methanex Corporation shareholders
Basic net income per common share	$2.07	$0.81	$7.07	$3.64
Diluted net income per common share (note 7)	$1.68	$0.81	$6.92	$3.64

Weighted average number of common shares outstanding (note 7)	77,689,813	83,933,916	80,494,302	86,768,589
Diluted weighted average number of common shares outstanding (note 7)	78,010,566	83,989,044	80,889,525	86,824,948

See accompanying notes to condensed consolidated interim financial statements.

METHANEX CORPORATION 2018 FOURTH QUARTER    PAGE 1
CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

Methanex Corporation
Consolidated Statements of Comprehensive Income (unaudited)
(thousands of U.S. dollars)

	Three Months Ended		Years Ended
	Dec 31 2018	Dec 31 2017	Dec 31 2018	Dec 31 2017
Net income	$177,316	$84,897	$657,984	$375,097
Other comprehensive income (loss):
Items that may be reclassified to income:
Change in fair value of cash flow hedges (note 10)	2,864	21,719	362	(74,790)
Forward element excluded from hedging relationships (note 10)	(1,585)	(26,235)	(14,874)	45,416
Items that will not be reclassified to income:
Actuarial gains (losses) on defined benefit pension plans	(2,328)	564	(1,483)	564
Taxes on above items	547	(7,520)	3,980	674
	(502)	(11,472)	(12,015)	(28,136)
Comprehensive income	$176,814	$73,425	$645,969	$346,961
Attributable to:
Methanex Corporation shareholders	$160,374	$56,567	$556,967	$287,999
Non-controlling interests	16,440	16,858	89,002	58,962
	$176,814	$73,425	$645,969	$346,961

See accompanying notes to condensed consolidated interim financial statements.

METHANEX CORPORATION 2018 FOURTH QUARTER    PAGE 2
CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

Methanex Corporation
Consolidated Statements of Financial Position (unaudited)
(thousands of U.S. dollars)

AS AT	Dec 31 2018	Dec 31 2017
ASSETS
Current assets:
Cash and cash equivalents	$256,077	$375,479
Trade and other receivables	514,568	536,636
Inventories (note 2)	387,959	304,464
Prepaid expenses	32,541	26,548
Other assets (note 3)	60,931	—
	1,252,076	1,243,127
Non-current assets:
Property, plant and equipment (note 4)	3,025,095	2,998,326
Investment in associate (note 5)	197,821	188,922
Deferred income tax assets	59,532	102,341
Other assets (note 3)	74,475	78,026
	3,356,923	3,367,615
	$4,608,999	$4,610,742
LIABILITIES AND EQUITY
Current liabilities:
Trade, other payables and accrued liabilities	$617,414	$626,817
Current maturities on long-term debt (note 6)	383,793	55,905
Current maturities on other long-term liabilities	46,146	65,226
	1,047,353	747,948
Non-current liabilities:
Long-term debt (note 6)	1,074,493	1,446,366
Other long-term liabilities	398,098	404,885
Deferred income tax liabilities	281,214	266,432
	1,753,805	2,117,683
Equity:
Capital stock	446,544	480,331
Contributed surplus	1,597	2,124
Retained earnings	1,145,476	1,088,150
Accumulated other comprehensive loss	(82,404)	(69,841)
Shareholders' equity	1,511,213	1,500,764
Non-controlling interests	296,628	244,347
Total equity	1,807,841	1,745,111
	$4,608,999	$4,610,742

See accompanying notes to condensed consolidated interim financial statements.

METHANEX CORPORATION 2018 FOURTH QUARTER    PAGE 3
CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

Methanex Corporation
Consolidated Statements of Changes in Equity (unaudited)
(thousands of U.S. dollars, except number of common shares)

	Number of Common Shares	Capital Stock	Contributed Surplus	Retained Earnings	Accumulated Other Comprehensive Loss	Shareholders Equity	Non- Controlling Interests	Total Equity
Balance, December 31, 2016	89,824,338	$511,465	$2,568	$1,124,104	$(41,302)	1,596,835	$208,515	$1,805,350
Net income	—	—	—	316,135	—	316,135	58,962	375,097
Other comprehensive income (loss)	—	—	—	403	(28,539)	(28,136)	—	(28,136)
Compensation expense recorded for stock options	—	—	488	—	—	488	—	488
Issue of shares on exercise of stock options	98,274	3,059	—	—	—	3,059	—	3,059
Reclassification of grant date fair value on exercise of stock options	—	932	(932)	—	—	—	—	—
Payments for repurchase of shares	(6,152,358)	(35,125)	—	(250,995)	—	(286,120)	—	(286,120)
Dividend payments to Methanex Corporation shareholders	—	—	—	(101,497)	—	(101,497)	—	(101,497)
Distributions made and accrued to non-controlling interests	—	—	—	—	—	—	(31,300)	(31,300)
Equity contributions by non-controlling interests	—	—	—	—	—	—	8,170	8,170
Balance, December 31, 2017	83,770,254	$480,331	$2,124	$1,088,150	$(69,841)	1,500,764	$244,347	$1,745,111
Net income	—	—	—	568,982	—	568,982	89,002	657,984
Other comprehensive income (loss)	—	—	—	548	(12,563)	(12,015)	—	(12,015)
Compensation expense recorded for stock options	—	—	362	—	—	362	—	362
Issue of shares on exercise of stock options	83,114	3,210	—	—	—	3,210	—	3,210
Reclassification of grant date fair value on exercise of stock options	—	889	(889)	—	—	—	—	—
Payment for shares repurchased	(6,590,095)	(37,886)	—	(406,528)	—	(444,414)	—	(444,414)
Dividend payments to Methanex Corporation shareholders	—	—	—	(105,676)	—	(105,676)	—	(105,676)
Distributions made and accrued to non-controlling interests	—	—	—	—	—	—	(36,721)	(36,721)
Balance, December 31, 2018	77,263,273	$446,544	$1,597	$1,145,476	$(82,404)	$1,511,213	$296,628	$1,807,841

See accompanying notes to condensed consolidated interim financial statements.

METHANEX CORPORATION 2018 FOURTH QUARTER    PAGE 4
CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

Methanex Corporation
Consolidated Statements of Cash Flows (unaudited)
(thousands of U.S. dollars)

	Three Months Ended		Years Ended
	Dec 31 2018	Dec 31 2017	Dec 31 2018	Dec 31 2017
CASH FLOWS FROM / (USED IN) OPERATING ACTIVITIES
Net income	$177,316	$84,897	$657,984	$375,097
Deduct earnings of associate	(17,859)	(18,351)	(72,001)	(75,995)
Dividends received from associate	—	12,619	63,102	84,553
Add (deduct) non-cash items:
Depreciation and amortization	62,030	57,315	245,303	232,225
Income tax expense	32,454	52,313	153,491	95,788
Share-based compensation expense	(86,082)	48,321	(6,289)	78,821
Finance costs	23,378	23,460	94,416	94,955
Other	4,528	148	3,681	4,034
Income taxes paid	(32,753)	(17,661)	(106,035)	(35,890)
Other cash payments, including share-based compensation	(10,791)	(13,350)	(59,444)	(24,000)
Cash flows from operating activities before undernoted	152,221	229,711	974,208	829,588
Changes in non-cash working capital (note 9)	65,581	(23,689)	5,998	(49,368)
	217,802	206,022	980,206	780,220

CASH FLOWS FROM / (USED IN) FINANCING ACTIVITIES
Payments for repurchase of shares	(78,714)	(54,288)	(444,414)	(286,120)
Dividend payments to Methanex Corporation shareholders	(25,497)	(25,131)	(105,676)	(101,497)
Interest paid	(29,359)	(28,134)	(90,008)	(86,041)
Repayment of long-term debt and financing fees	(1,532)	(5,087)	(213,622)	(56,997)
Finance leases	(2,061)	(1,777)	(8,293)	(6,880)
Restricted cash for debt service accounts	9,832	—	3,804	7,522
Equity contributions by non-controlling interests	—	8,170	—	8,170
Distributions to non-controlling interests	(30,350)	(1,250)	(104,258)	(4,330)
Proceeds on issue of shares on exercise of stock options	257	667	3,210	3,059
Proceeds from other limited recourse debt	—	—	166,000	—
Restricted cash for distribution to non-controlling interests	7,000	—	—	—
Changes in non-cash working capital related to financing activities (note 9)	(4,000)	(5,388)	—	—
	(154,424)	(112,218)	(793,257)	(523,114)

CASH FLOWS FROM / (USED IN) INVESTING ACTIVITIES
Property, plant and equipment	(71,629)	(21,468)	(244,476)	(103,170)
Restricted cash for vessels under construction	2,135	—	(60,931)	—
Changes in non-cash working capital related to investing activities (note 9)	1,506	(4,317)	(944)	(2,347)
	(67,988)	(25,785)	(306,351)	(105,517)
Increase (decrease) in cash and cash equivalents	(4,610)	68,019	(119,402)	151,589
Cash and cash equivalents, beginning of period	260,687	307,460	375,479	223,890
Cash and cash equivalents, end of period	$256,077	$375,479	$256,077	$375,479

See accompanying notes to condensed consolidated interim financial statements.

METHANEX CORPORATION 2018 FOURTH QUARTER    PAGE 5
CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

Methanex Corporation
Notes to Condensed Consolidated Interim Financial Statements (unaudited)
Except where otherwise noted, tabular dollar amounts are stated in thousands of U.S. dollars.

1.	Basis of presentation:

Methanex Corporation ("the Company") is an incorporated entity with corporate offices in Vancouver, Canada. The Company’s operations consist of the production and sale of methanol, a commodity chemical. The Company is the world’s largest producer and supplier of methanol to the major international markets of Asia Pacific, North America, Europe and South America.

These condensed consolidated interim financial statements are prepared in accordance with International Accounting Standards ("IAS") 34, Interim Financial Reporting, as issued by the International Accounting Standards Board ("IASB") on a basis consistent with those followed in the most recent annual consolidated financial statements except for the adoption of IFRS 15 as described in our condensed consolidated interim financial statements for the three months ended March 31, 2018.

These condensed consolidated interim financial statements do not include all of the information required for full annual financial statements and were approved and authorized for issue by the Audit, Finance & Risk Committee of the Board of Directors on January 30, 2019.

These condensed consolidated interim financial statements should be read in conjunction with the Company’s consolidated financial statements for the year ended December 31, 2017.

In 2016, the IASB issued IFRS 16, Leases ("IFRS 16" or "the standard"), which eliminates the current operating/finance lease dual accounting model for lessees and replaces it with a single, on-balance sheet accounting model, similar to the current finance lease accounting. The standard replaces IAS 17, Leases ("IAS 17") and related interpretations and is effective for annual periods beginning on or after January 1, 2019.

IFRS 16 may be applied using a retrospective or modified retrospective approach on transition. The Company plans to transition to IFRS 16 in accordance with the modified retrospective approach and as such will not be required to restate comparative periods. Upon adoption, the incremental lease liability for leases currently classified as operating under IAS 17 will be measured at the present value of lease payments remaining in the lease term discounted using the Company’s incremental borrowing rates on the date of transition. The lease asset will be measured as if IFRS 16 was always in effect, resulting in an adjustment to retained earnings on transition.

The Company will use the following practical expedients permitted by the standard:

•	the use of hindsight in determining the lease term where the contract contains options to extend or terminate the lease; and

•	the accounting of lease payments as expenses for which the underlying asset is of low dollar value.

The Company completed its transition project and quantified the impact of the new standard under the modified retrospective approach. The recognition of all leases on balance sheet will increase non-current assets by approximately $410 million and total liabilities by approximately $450 million on the Consolidated Statement of Financial Position upon adoption, with the difference of $40 million recorded in retained earnings. The increase primarily relates to ocean vessels, terminal facilities and other right of use assets currently accounted for as operating leases and disclosed in the commitments and contingencies note of the Company’s consolidated annual financial statements.

In addition, the nature and timing of certain expenses related to leases previously classified as operating and presented in cost of sales and operating expenses will now change and be presented in depreciation and amortization and finance costs.

METHANEX CORPORATION 2018 FOURTH QUARTER    PAGE 6
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

As a result, depreciation and amortization and finance costs will increase and cost of sales and operating expenses will decrease. Overall the adoption of IFRS 16 is not expected to materially impact net income.

2.	Inventories:

Inventories are valued at the lower of cost, determined on a first-in first-out basis, and estimated net realizable value. The amount of inventories recognized as an expense in cost of sales and operating expenses and depreciation and amortization for the three months and year ended December 31, 2018 is $736 million (2017 - $632 million) and $2,758 million (2017 - $2,219 million), respectively.

3.	Other assets:

As at December 31, 2018, the Company holds $66.5 million (2017 - nil) in short-term, highly liquid investments held under restricted terms, of which $60.9 million (2017 - nil) has been recorded as current as it is expected to be spent within one year. Use of the funds is restricted for the construction of certain vessels and funding of a debt service account.

4.	Property, plant and equipment:

	Buildings, Plant Installations & Machinery	Finance Leases	Other	Total
Cost at December 31, 2018	$4,715,767	$217,810	$354,852	$5,288,429
Accumulated depreciation at December 31, 2018	2,048,137	49,569	165,628	2,263,334
Net book value at December 31, 2018	$2,667,630	$168,241	$189,224	$3,025,095
Cost at December 31, 2017	$4,648,924	$215,773	$275,493	$5,140,190
Accumulated depreciation at December 31, 2017	1,956,317	33,927	151,620	2,141,864
Net book value at December 31, 2017	$2,692,607	$181,846	$123,873	$2,998,326

5.	Interest in Atlas joint venture:

a)
The Company has a 63.1% equity interest in Atlas Methanol Company Unlimited ("Atlas"). Atlas owns a 1.8 million tonne per year methanol production facility in Trinidad. The Company accounts for its interest in Atlas using the equity method. Summarized financial information of Atlas (100% basis) is as follows:

Statements of financial position	Dec 31 2018	Dec 31 2017
Cash and cash equivalents	$9,367	$8,361
Other current assets	104,742	79,738
Non-current assets	255,822	289,671
Current liabilities	(32,022)	(41,388)
Other long-term liabilities, including current maturities	(145,359)	(157,935)
Net assets at 100%	$192,550	$178,447
Net assets at 63.1%	$121,499	$112,600
Long-term receivable from Atlas	76,322	76,322
Investment in associate	$197,821	$188,922

METHANEX CORPORATION 2018 FOURTH QUARTER    PAGE 7
MANAGEMENT’S DISCUSSION AND ANALYSIS

	Three Months Ended		Years Ended
Statements of income	Dec 31 2018	Dec 31 2017	Dec 31 2018	Dec 31 2017
Revenue	$158,556	$105,518	$512,214	$459,367
Cost of sales and depreciation and amortization	(111,175)	(57,746)	(322,325)	(261,121)
Operating income	47,381	47,772	189,889	198,246
Finance costs, finance income and other expenses	(2,541)	(2,717)	(10,841)	(11,170)
Income tax expense	(16,537)	(15,973)	(64,942)	(66,640)
Net earnings at 100%	$28,303	$29,082	$114,106	$120,436
Earnings of associate at 63.1%	$17,859	$18,351	$72,001	$75,995

Dividends received from associate	$—	$12,619	$63,102	$84,553

b)	Contingent liability:

The Board of Inland Revenue of Trinidad and Tobago has issued assessments against Atlas in respect of the 2005 to 2012 financial years. All subsequent tax years remain open to assessment. The assessments relate to the pricing arrangements of certain long-term fixed price sales contracts from 2005 to 2019 related to methanol produced by Atlas. Atlas had partial relief from corporation income tax until late July 2014.

The Company has lodged objections to the assessments. Based on the merits of the cases and legal interpretation, management believes its position should be sustained.

6.	Long-term debt:

As at	Dec 31 2018	Dec 31 2017
Unsecured notes
$350 million at 3.25% due December 15, 2019	$349,026	$348,060
$250 million at 5.25% due March 1, 2022	248,480	248,072
$300 million at 4.25% due December 1, 2024	297,232	296,873
$300 million at 5.65% due December 1, 2044	295,238	295,158
	1,189,976	1,188,163
Egypt limited recourse debt facilities	101,226	241,190
Other limited recourse debt facilities	167,084	72,918
Total long-term debt [1]	1,458,286	1,502,271
Less current maturities [1]	(383,793)	(55,905)
	$1,074,493	$1,446,366

[1]	Long-term debt and current maturities are presented net of deferred financing fees.

During the quarter ended December 31, 2018, the Company made repayments of $1.5 million on its other limited recourse debt facilities. Other limited recourse debt facilities relate to financing for certain of our ocean going vessels which we own through less than wholly-owned entities under the Company's control.

METHANEX CORPORATION 2018 FOURTH QUARTER    PAGE 8
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

The Company maintains a $300 million committed revolving credit facility with a syndicate of highly rated financial institutions that expires in December 2022. Significant covenant and default provisions of the facility include:
a) the obligation to maintain an EBITDA to interest coverage ratio of greater than 2:1 calculated on a four-quarter trailing basis and a debt to capitalization ratio of less than or equal to 55%, both ratios calculated in accordance with definitions in the credit agreement that include adjustments to the limited recourse subsidiaries,
b) a default if payment is accelerated by a creditor on any indebtedness of $50 million or more of the Company and its subsidiaries, except for the limited recourse subsidiaries, and
c) a default if a default occurs that permits a creditor to demand repayment on any other indebtedness of $50 million or more of the Company and its subsidiaries, except for the limited recourse subsidiaries.

The limited recourse debt facilities are described as limited recourse as they are secured only by the assets of the entity that carries the debt. Accordingly, the lenders to the limited recourse debt facilities have no recourse to the Company or its other subsidiaries.

The Egypt limited recourse debt facilities have covenants and default provisions that apply only to the Egypt entity, including restrictions on the incurrence of additional indebtedness and a requirement to fulfill certain conditions before the payment of cash or other shareholder distributions. Under amended terms reached in 2017, shareholder distributions are permitted if the average gas deliveries over the prior 12 months are greater than 70% of gas nominations.

The Egypt limited recourse debt facilities contain a covenant, to complete by March 31, 2019, a mortgage that requires registration by Egyptian Notary Public entities and which the Company does not expect to complete by March 31, 2019. The Company is seeking a waiver from the lenders. The Company does not believe that the finalization of this mortgage is material. Whilst this covenant has been waived multiple times by the lenders in past years, and its circumstances have not materially changed, the Company cannot provide assurance that we will be able to obtain a waiver from the lenders.

Failure to comply with any of the covenants or default provisions of the long-term debt facilities described above could result in a default under the applicable credit agreement that would allow the lenders to not fund future loan requests, accelerate the due date of the principal and accrued interest on any outstanding loans or restrict the payment of cash or other distributions.

As at December 31, 2018, management believes the Company was in compliance with all significant terms and default provisions related to long-term debt obligations.

7.	Net income per common share:

Diluted net income per common share is calculated by considering the potential dilution that would occur if outstanding stock options and, under certain circumstances, tandem share appreciation rights ("TSARs") were exercised or converted to common shares.

Outstanding TSARs may be settled in cash or common shares at the holder’s option and for purposes of calculating diluted net income per common share, the more dilutive of the cash-settled and equity-settled method is used, regardless of how the plan is accounted for. Accordingly, TSARs that are accounted for using the cash-settled method will require adjustments to the numerator and denominator if the equity-settled method is determined to have a dilutive effect on diluted net income per common share as compared to the cash-settled method. The equity-settled method was more dilutive for the three months and year ended December 31, 2018, and an adjustment was required for both the numerator and the denominator. For the three months and year ended December 31, 2017 the cash-settled method was more dilutive and no adjustment was required for the numerator or the denominator.

METHANEX CORPORATION 2018 FOURTH QUARTER    PAGE 9
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

Stock options and, if calculated using the equity-settled method, TSARs are considered dilutive when the average market price of the Company’s common shares during the period disclosed exceeds the exercise price of the stock option or TSAR. For the three months and years ended December 31, 2018 and December 31, 2017, stock options were considered dilutive, resulting in an adjustment to the denominator in both periods.
A reconciliation of the numerator used for the purposes of calculating diluted net income per common share is as follows:

	Three Months Ended		Years Ended
	Dec 31 2018	Dec 31 2017	Dec 31 2018	Dec 31 2017
Numerator for basic net income per common share	160,876	68,039	568,982	316,135
Adjustment for the effect of TSARs:
Cash-settled recovery included in net income	(29,396)	—	(4,314)	—
Equity-settled expense	(577)	—	(4,769)	—
Numerator for basic and diluted net income per common share	130,903	68,039	559,899	316,135
A reconciliation of the denominator used for the purposes of calculating diluted net income per common share is as follows:

	Three Months Ended		Years Ended
	Dec 31 2018	Dec 31 2017	Dec 31 2018	Dec 31 2017
Denominator for basic net income per common share	77,689,813	83,933,916	80,494,302	86,768,589
Effect of dilutive stock options	45,642	55,128	67,631	56,359
Effect of dilutive TSARS	275,111	—	327,592	—
Denominator for diluted net income per common share	78,010,566	83,989,044	80,889,525	86,824,948

8.	Share-based compensation:

a)	Share appreciation rights ("SARs"), TSARs and stock options:

(i)	Outstanding units:

Information regarding units outstanding at December 31, 2018 is as follows:

	SARs		TSARs
(per share amounts in USD)	Number of Units	Weighted Average Exercise Price	Number of Units	Weighted Average Exercise Price
Outstanding at December 31, 2017	1,450,077	$45.11	2,043,495	$46.62
Granted	141,300	55.28	317,900	54.65
Exercised	(560,280)	37.92	(874,774)	41.52
Cancelled	(16,582)	53.12	(8,267)	47.25
Expired	(7,981)	28.74	—	—
Outstanding at September 30, 2018	1,006,534	$50.54	1,478,354	$51.36
Granted	—	—	12,500	73.65
Exercised	(109,651)	44.52	(43,553)	61.76
Outstanding at December 31, 2018	896,883	$51.27	1,447,301	$51.24

METHANEX CORPORATION 2018 FOURTH QUARTER    PAGE 10
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

	Stock Options
(per share amounts in USD)	Number of Units	Weighted Average Exercise Price
Outstanding at December 31, 2017	262,535	$45.09
Granted	21,900	54.65
Exercised	(75,014)	39.66
Cancelled	(3,100)	57.26
Outstanding at September 30, 2018	206,321	$47.89
Exercised	(8,100)	31.73
Outstanding at December 31, 2018	198,221	$48.55

	Units Outstanding at December 31, 2018			Units Exercisable at December 31, 2018
Range of Exercise Prices (per share amounts in USD)	Weighted Average Remaining Contractual Life (Years)	Number of Units Outstanding	Weighted Average Exercise Price	Number of Units Exercisable	Weighted Average Exercise Price
SARs:
$25.97 to $35.51	3.96	221,309	$34.40	105,955	$34.19
$38.24 to $50.17	3.95	205,951	46.52	99,000	42.59
$54.65 to $78.59	3.73	469,623	61.31	330,923	63.83
	3.84	896,883	$51.27	535,878	$54.04
TSARs:
$25.97 to $35.51	3.99	347,839	$34.47	161,261	$34.32
$38.24 to $50.17	4.41	386,253	47.88	161,902	44.72
$54.65 to $78.59	4.23	713,209	61.24	386,109	66.20
	4.22	1,447,301	$51.24	709,272	$54.05
Stock options:
$25.97 to $35.51	3.98	56,467	$34.45	35,831	$34.37
$38.24 to $50.17	3.01	57,754	43.70	39,351	40.67
$54.65 to $78.59	3.61	84,000	61.37	62,100	63.74
	3.54	198,221	$48.55	137,282	$49.46

(ii)	Compensation expense related to SARs and TSARs:

Compensation expense for SARs and TSARs is measured based on their fair value and is recognized over the vesting period. Changes in fair value each period are recognized in net income for the proportion of the service that has been rendered at each reporting date. The fair value at December 31, 2018 was $18.9 million compared with the recorded liability of $17.3 million. The difference between the fair value and the recorded liability of $1.6 million will be recognized over the weighted average remaining vesting period of approximately 1.6 years. The weighted average fair value was estimated at December 31, 2018 using the Black-Scholes option pricing model.

For the three months and year ended December 31, 2018, compensation expense related to SARs and TSARs included a recovery in cost of sales and operating expenses of $48.4 million (2017 - expense of $28.7 million) and $1.2 million (2017 - expense of $45.1 million), respectively. This included a recovery of $49.3 million (2017 - expense of $26.7 million) and $7.8 million (2017 - expense of $37.8 million), respectively, related to the effect of the change in the Company’s share price for the three months and year ended December 31, 2018.

METHANEX CORPORATION 2018 FOURTH QUARTER    PAGE 11
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

(iii)	Compensation expense related to stock options:

For the three months and year ended December 31, 2018, compensation expense related to stock options included in cost of sales and operating expenses was $0.1 million (2017 - $0.1 million) and $0.4 million (2017 - $0.5 million), respectively. The fair value of each stock option grant was estimated on the grant date using the Black-Scholes option pricing model.

b)	Deferred, restricted and performance share units:

Deferred, restricted and performance share units outstanding at December 31, 2018 are as follows:

	Number of Deferred Share Units	Number of Restricted Share Units	Number of Performance Share Units
Outstanding at December 31, 2017	224,846	20,455	604,895
Granted	7,175	8,700	149,200
Performance factor impact on redemption [1]	—	—	(127,733)
Granted in-lieu of dividends	3,075	432	8,520
Redeemed	(28,001)	—	(42,577)
Cancelled	—	—	(16,107)
Outstanding at September 30, 2018	207,095	29,587	576,198
Granted	577	—	—
Granted in-lieu of dividends	1,420	113	3,783
Redeemed	—	(12,339)	—
Cancelled	—	—	(203)
Outstanding at December 31, 2018	209,092	17,361	579,778

[1]
Performance share units have a feature where the ultimate number of units that vest are adjusted by a performance factor of the original grant as determined by the Company’s total shareholder return in relation to a predetermined target over the period to vesting. These units relate to performance share units redeemed in the quarter ended March 31, 2018.

Compensation expense for deferred, restricted and performance share units is measured at fair value based on the market value of the Company’s common shares and is recognized over the vesting period. Changes in fair value are recognized in net income for the proportion of the service that has been rendered at each reporting date. The fair value of deferred, restricted and performance share units at December 31, 2018 was $36.6 million compared with the recorded liability of $35.3 million. The difference between the fair value and the recorded liability of $1.3 million will be recognized over the weighted average remaining vesting period of approximately 1.4 years.

For the three months and year ended December 31, 2018, compensation expense related to deferred, restricted and performance share units included in cost of sales and operating expenses was a recovery of $37.2 million (2017 - expense of $19.3 million) and $5.1 million (2017 - expense of $33.0 million), respectively. This included a recovery of $37.8 million (2017 - expense of $18.8 million) and $8.9 million (2017 - expense of $29.9 million), respectively, related to the effect of the change in the Company’s share price for the three months and year ended December 31, 2018.

METHANEX CORPORATION 2018 FOURTH QUARTER    PAGE 12
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

9.	Changes in non-cash working capital:

Changes in non-cash working capital for the three months and year ended December 31, 2018 and 2017 were as follows:

	Three Months Ended		Years Ended
	Dec 31 2018	Dec 31 2017	Dec 31 2018	Dec 31 2017
Changes in non-cash working capital:
Trade and other receivables	$84,513	$(20,911)	$22,068	$(37,033)
Inventories	(65,498)	(3,488)	(83,495)	(23,136)
Prepaid expenses	4,658	2,827	(5,993)	(5,702)
Trade, other payables and accrued liabilities	(4,601)	2,167	(9,403)	103,601
	19,072	(19,405)	(76,823)	37,730
Adjustments for items not having a cash effect and working capital changes relating to taxes and interest paid	44,015	(13,989)	81,877	(89,445)
Changes in non-cash working capital having a cash effect	$63,087	$(33,394)	$5,054	$(51,715)

These changes relate to the following activities:
Operating	$65,581	$(23,689)	$5,998	$(49,368)
Financing	(4,000)	(5,388)	—	—
Investing	1,506	(4,317)	(944)	(2,347)
Changes in non-cash working capital	$63,087	$(33,394)	$5,054	$(51,715)

The Company has reclassified the presentation of amounts in the comparative figures relating to accrued distributions to non-controlling interests in Changes in non-cash working capital from Operating activities to Financing activities.
10.Financial instruments:

Financial instruments are either measured at amortized cost or fair value.
In the normal course of business, the Company's assets, liabilities and forecasted transactions, as reported in U.S. dollars, are impacted by various market risks including, but not limited to, natural gas prices and currency exchange rates. The time frame and manner in which the Company manages those risks varies for each item based on the Company's assessment of the risk and the available alternatives for mitigating risks.
The Company uses derivatives as part of its risk management program to mitigate variability associated with changing market values. Changes in fair value of derivative financial instruments are recorded in earnings unless the instruments are designated as cash flow hedges. The Company designates as cash flow hedges derivative financial instruments to hedge its risk exposure to fluctuations in natural gas prices and derivative financial instruments to hedge its risk exposure to fluctuations in the euro compared to the U.S. dollar.
The fair value of derivative instruments is determined based on industry-accepted valuation models using market observable inputs and are classified within Level 2 of the fair value hierarchy. The fair value of all of the Company's derivative contracts as presented in the consolidated statements of financial position are determined based on present values and the discount rates used are adjusted for credit risk. The effective portion of the changes in fair value of derivative financial instruments designated as cash flow hedges is recorded in other comprehensive income. The spot element of forward contracts in the hedging relationships is recorded in other comprehensive income as the change in fair value of cash flow hedges. The change in the fair value of the forward element of forward contracts is recorded separately in other comprehensive income as the forward element excluded from the hedging relationships.
Until settled, the fair value of the derivative financial instruments will fluctuate based on changes in commodity prices or foreign currency exchange rates.

METHANEX CORPORATION 2018 FOURTH QUARTER    PAGE 13
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

Natural gas forward contracts
The Company manages its exposure to changes in natural gas prices for a portion of its North American natural gas requirements by executing a number of fixed price forward contracts.
The Company has entered into forward contracts to manage its exposure to changes in natural gas prices for the Geismar 2 facility which it has designated as cash flow hedges. The Company has also entered into physical forward contracts to manage its exposure to changes in natural gas prices for the Medicine Hat facility over the period to 2022. The Company has designated contracts for the 2021 and 2022 periods as cash flow hedges for its highly probable forecast natural gas purchases in Medicine Hat. Other costs incurred to transport natural gas from the contracted delivery point, either Henry Hub or AECO, to the relevant production facility represent an insignificant portion of the overall underlying risk and are recognized as incurred outside of the hedging relationship.
As at December 31, 2018, the Company had outstanding forward contracts designated as cash flow hedges with a notional amount of $426 million (December 31, 2017 - $473 million) and a negative fair value of $105.7 million (December 31, 2017 - $90.2 million) included in other long-term liabilities.
Euro forward exchange contracts
The Company manages its foreign currency exposure to euro denominated sales by executing a number of forward contracts which it has designated as cash flow hedges for its highly probable forecast euro collections.
As at December 31, 2018, the Company had outstanding forward exchange contracts designated as cash flow hedges to sell a notional amount of 45 million euros (December 31, 2017 - 109 million euros). The euro contracts had a positive fair value of $0.3 million included in current assets (December 31, 2017 - negative fair value $0.8 million included in current liabilities).
Fair value
The fair value of the Company’s derivative financial instruments as disclosed above are determined based on Bloomberg quoted market prices and confirmations received from counterparties, which are adjusted for credit risk.
The table below shows the nominal net cash flows for derivative hedging instruments, excluding credit risk adjustments, based upon contracted settlement dates. The amounts reflect the maturity profile of the hedging instruments and are subject to change based on the prevailing market rate at each of the future settlement dates. Financial asset derivative positions are held with investment-grade counterparties and therefore the settlement day risk exposure is considered to be negligible.

	Cash inflows (outflows) by term to maturity
	1 year or less	1-3 years	3-5 years	More than 5 years	Total
Natural gas forward contracts	(7,006)	(35,551)	(40,130)	(40,928)	$(123,615)
Euro forward exchange contracts	327	—	—	—	$327
The carrying values of the Company’s financial instruments approximate their fair values, except as follows:

	December 31, 2018
As at	Carrying Value	Fair Value
Long-term debt excluding deferred financing fees	$1,472,117	$1,442,046

Long-term debt consists of limited recourse debt facilities and unsecured notes. There is no publicly traded market for the limited recourse debt facilities. The fair value of the limited recourse debt facilities as disclosed on a recurring basis and categorized as Level 2 within the fair value hierarchy is estimated by reference to current market rates as at the reporting date. The fair value of the unsecured notes disclosed on a recurring basis and also categorized as Level 2 within the fair value hierarchy is estimated using quoted prices and yields as at the reporting date. The fair value of the Company’s long term debt will fluctuate until maturity.

METHANEX CORPORATION 2018 FOURTH QUARTER    PAGE 14
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

Methanex Corporation
Quarterly History (unaudited)

	2018	Q4	Q3	Q2	Q1	2017	Q4	Q3	Q2	Q1

METHANOL SALES VOLUME
(thousands of tonnes)

Methanex-produced [1]	7,002	1,599	1,790	1,729	1,884	7,229	1,930	1,753	1,790	1,756
Purchased methanol	3,032	908	802	709	613	2,289	633	757	387	512
Commission sales [1]	1,174	245	279	329	321	1,151	289	261	297	304
	11,208	2,752	2,871	2,767	2,818	10,669	2,852	2,771	2,474	2,572
METHANOL PRODUCTION
(thousands of tonnes)

New Zealand	1,606	389	478	252	487	1,943	558	502	350	533
Geismar (Louisiana, USA)	2,078	527	520	518	513	1,935	506	499	437	493
Trinidad (Methanex interest)	1,702	448	353	442	459	1,768	466	457	449	396
Egypt (50% interest)	613	155	128	165	165	534	145	71	159	159
Medicine Hat (Canada)	600	160	144	143	153	593	158	158	159	118
Chile	612	206	112	128	166	414	109	78	60	167
	7,211	1,885	1,735	1,648	1,943	7,187	1,942	1,765	1,614	1,866
AVERAGE REALIZED METHANOL PRICE [2]
($/tonne)	405	401	413	405	402	337	350	307	327	365
($/gallon)	1.22	1.21	1.24	1.22	1.21	1.01	1.05	0.92	0.98	1.10

ADJUSTED EBITDA	1,071	197	293	275	306	838	254	143	174	267

PER SHARE INFORMATION ($ per common share attributable to Methanex shareholders)
Adjusted net income	6.86	1.15	1.92	1.75	2.03	4.71	1.70	0.60	0.85	1.56
Basic net income	7.07	2.07	1.62	1.36	2.02	3.64	0.81	0.38	0.96	1.47
Diluted net income	6.92	1.68	1.61	1.36	2.00	3.64	0.81	0.38	0.89	1.46

[1]
Methanex-produced methanol represents our equity share of volume produced at our facilities and excludes volume marketed on a commission basis related to the 36.9% of the Atlas facility and 50% of the Egypt facility that we do not own. Methanex-produced methanol includes any volume produced by Chile using natural gas supplied from Argentina under a tolling arrangement ("Tolling Volume"). There was no Tolling Volume produced in the fourth quarter of 2018 and 20,000 MT in the third quarter of 2018. There was no Tolling Volume in the fourth quarter of 2017.

[2]
Average realized price is calculated as revenue, excluding commissions earned and the Egypt non-controlling interest share of revenue, but including an amount representing our share of Atlas revenue, divided by the total sales volume of Methanex-produced and purchased methanol, but excluding Tolling Volume.

METHANEX CORPORATION 2018 FOURTH QUARTER    PAGE 15
QUARTERLY HISTORY (UNAUDITED)

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.

METHANEX CORPORATION
Date: January 30, 2019	By:	/s/ KEVIN PRICE
		Name:	Kevin Price
		Title:	General Counsel and Corporate Secretary